                                         FORM 18-K/A

                 For Foreign Governments and Political Subdivisions Thereof

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                     AMENDMENT NO. 8 TO
                                        ANNUAL REPORT
                                             of
                                     PROVINCE OF ONTARIO
                                          (Canada)
                                    (Name of Registrant)

                           Date of end of last fiscal year: March 31, 2002

                                   SECURITIES REGISTERED*
                            (As of the close of the fiscal year)

      Title of Issue               Amounts as to which           Names of exchanges
                                   registration is effective     on which registered

      N/A                          N/A                           N/A

                Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                        Jamal Khokhar
                                         Counsellor
                                      Canadian Embassy
                                501 Pennsylvania Avenue N.W.
                                   Washington, D.C. 20001

                                         Copies to:
                                       Brice T. Voran
                                     Shearman & Sterling
                             Commerce Court West, 199 Bay Street
                              Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                     PROVINCE OF ONTARIO

               In  connection   with  the  issuance  by  the  Province  of  Ontario  of  EUR
750,000,000 4.125% Bonds due May 14, 2013,  the  undersigned  registrant  hereby amends its
Annual  Report on Form 18-K for the fiscal year ended March 31,  2002 (the  "Annual  Report")
as follows:

               The following additional exhibits are added to the Annual Report:

               Exhibit (l)      Fiscal Agency Agreement, dated as of May 14, 2003, including the form of Bonds;  Underwriting Agreement,  dated as of May
                                7,  2003,   including   the  names  and   addresses  of  the
                                Underwriters;  Opinion of the Legal Counsel,  Legal Services
                                Branch,  Ministry  of Finance of the  Province  of  Ontario,
                                including  a consent  relating  thereto,  in  respect of the legality of the Bonds; and Schedule of Expenses.

                                          SIGNATURE

               Pursuant to the  requirements  of the  Securities  Exchange  Act of 1934,  the
registrant  has duly caused this  amendment  to the annual  report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                            PROVINCE OF ONTARIO
                                            (Name of registrant)

May 14, 2003                                 By:    /s/ Gadi Mayman
                                                -------------------------------------------------
                                                Name:     Gadi Mayman
                                                Title:    Executive Director
                                                          Capital Markets Division
                                                          Ontario Financing Authority

                                        Exhibit Index

Exhibit (l):   Fiscal Agency Agreement,  dated as of May 14, 2003, including the form of Bonds;  Underwriting Agreement,  dated as of May 7, 2003, including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch,  Ministry of Finance of
               the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

                                                                        EXHIBIT (l)

                                                                                Fiscal Agency Agreement
                                                                                                     CONFORMED COPY
                                                PROVINCE OF ONTARIO

                                                  EUR 750,000,000

                                           4.125% BONDS DUE MAY 14, 2013

                                               --------------------

                                              FISCAL AGENCY AGREEMENT
                                               --------------------

                                             Dated as of May 14, 2003

                                                PROVINCE OF ONTARIO

                  FISCAL  AGENCY  AGREEMENT  dated  as of May 14,  2003,  between  the  Province  of  Ontario  (the
"Province")  and The Bank of New York, a  corporation  organized  and  existing  under the laws of the State of New
York, as fiscal agent, transfer agent, registrar and principal paying agent.

1.       Underwriting  Agreement.  The  Province  entered  into an  Underwriting  Agreement  dated May 7, 2003 (the
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"Underwriting  Agreement") with the several  underwriters listed on Schedule II thereto providing for the issue and sale by the Province of EUR 750,000,000 aggregate principal amount of 4.125% Bonds due May 14, 2013 (the "Bonds").

2.       Appointment  of Registrar;  Paying Agents;  Additional  Transfer  Agent;  Exchange Rate Agent.
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(a)      The  Province  hereby  appoints The Bank of New York,  at present  having its  principal  office at 101
Barclay Street,  New York, New York 10286,  in the Borough of Manhattan,  The City and State of New York, as fiscal agent,  transfer  agent,  registrar  and principal  paying agent of the Province for the Bonds,  upon the terms and conditions  set forth  herein.  The Bank of New York accepts such  appointments,  and along with its  successors as such fiscal  agent,  transfer  agent,  registrar  and  principal  paying  agent is  hereinafter  referred to as the
"Registrar".  The Province  has also  appointed  the Bank of New York as exchange  rate agent (the  "Exchange  Rate
Agent")  pursuant to an agreement  dated May 14, 2003 between the Province and the Bank of New York (the  "Exchange
Rate Agency Agreement").

(b)      The Province may from time to time appoint one or more  additional  agents  (hereinafter  called a "Paying
Agent" or the "Paying  Agents") for the payment  (subject to the applicable laws and  regulations) of the principal of and  interest  and  Additional  Amounts (as defined in the terms and  conditions  of the Bonds),  if any, on the
Bonds at such place or places as the  Province  may  determine  pursuant to a written  paying  agency  agreement (a
"Paying Agency  Agreement").  The Province may at any time terminate the  appointment of any Paying Agent provided, however,  that for so long as the Bonds are listed on the Luxembourg  Stock Exchange and if the rules of such stock exchange on which the Bonds are listed so require,  the Province  will maintain a paying agent in  Luxembourg.  The
Province  will keep the Registrar  informed as to the name,  address,  and telephone and facsimile  numbers of each
Paying Agent  appointed by it and will notify the Registrar of the  resignation of any Paying Agent.  The Province, with the  acknowledgment  of the Registrar,  has appointed Banque Generale du Luxembourg S.A. as its initial Paying
Agent in Luxembourg.  The Registrar shall arrange with each Paying Agent for the payment,  as provided  herein,  of the  principal of and  interest  and  Additional  Amounts,  if any, on the Bonds on terms  approved by the Province
(further references herein to principal and interest shall be deemed to also refer to any Additional Amounts).

(c)      The  Province  may  from  time to time  appoint  one or  more  additional  agents  for the  processing  of applications for  registration of transfer or exchange of fully  registered  Bonds in definitive form  (hereinafter referred to as an "Additional  Transfer Agent" or "Additional  Transfer  Agents" and,  together with the Registrar, in its capacity as transfer  agent of the  Province,  the "Transfer  Agents" or  individually  a "Transfer  Agent")
pursuant to a written  transfer  agency  agreement (a "Transfer  Agency  Agreement").  The Province may at any time terminate the  appointment of any  Additional  Transfer  Agent;  provided,  however,  that as long as the Bonds are listed on the Luxembourg Stock Exchange,  and the rules of such exchange so require,  the Province will maintain an
Additional  Transfer Agent in  Luxembourg.  The Province will keep the Registrar  informed as to the name,  address and  telephone  and  facsimile  numbers of each  Additional  Transfer  Agent  appointed  by it and will  notify the
Registrar of the  resignation or termination of the  appointment of any Additional  Transfer  Agent.  The Province,
with the  acknowledgment  of the  Registrar,  has appointed  Banque  Generale du Luxembourg  S.A. as its Additional
Transfer Agent in Luxembourg.

3.       Form.  (a) The  Bonds  shall  initially  be  issued  in the form of one or more  fully  registered  global
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certificates  without coupons (such registered global  certificates and any registered global  certificates  issued upon any  transfer  or exchange  thereof or in  replacement  therefor  are  hereinafter  referred to as the "Global
Bonds").  The Global  Bonds  shall be  registered  in the name of Cede & Co.,  as nominee of The  Depository  Trust
Company  ("DTC") and held by The Bank of New York as  custodian  for DTC ("DTC  Custodian").  As long as DTC or its respective  nominee  is the  registered  holder of the  Global  Bonds,  it will be  considered  the sole  owner and registered  holder of the Bonds for all purposes  hereunder and under the Global Bonds.  None of the Province,  the
Registrar or any Paying Agent will have any  responsibility  or liability for any aspect of the records relating to or payments  made by DTC on account of beneficial  interests in the Global  Bonds.  Except as provided in Section 6 hereof,  owners of beneficial  interests in the Global Bonds will not be entitled to have Bonds registered in their names,  will not receive or be entitled to receive Bonds in definitive  registered  form and will not be considered registered  holders  thereof  under this  Agreement.  The Global Bonds will be  substantially  in the form attached hereto as Exhibit 1.

(b)      All Bonds  (including  the Global  Bonds)  shall be executed on behalf of the  Province by the  signature, manual or in facsimile,  of the Minister of Finance or the manual  signature of any one of (i) the Deputy  Minister of Finance, or (ii) the Chief Executive Officer,  the Executive Director,  Capital Markets Division,  any Director,
Capital  Markets  Division,  or the Director,  Capital  Markets  Research  Division,  all of the Ontario  Financing
Authority,  and shall be sealed with the manual or  facsimile  seal of the  Minister of Finance.  In the event that any  official of the  Province  who shall have signed or whose  facsimile  signature  shall  appear upon any of the
Bonds  shall  cease to hold such  office  before  the  Bonds so  signed  shall  actually  have been  authenticated, registered or delivered,  such Bonds  nevertheless  may be  authenticated,  registered  and delivered with the same force and effect as though such person who signed such Bonds had not ceased to be such official of the Province.

4.       Authentication.  The  Registrar  shall,  upon  receipt of Bonds duly  executed and sealed on behalf of the
         --------------
Province  together  with a  written  order or  orders  to  authenticate  and  deliver  Bonds in a stated  aggregate principal  amount,  (i)  authenticate  and register not more than the said aggregate  principal amount of Bonds and deliver them in  accordance  with the written  order or orders of the Province  and (ii)  thereafter  authenticate, register and deliver Bonds in accordance  with the provisions of Sections 5, 6 and 8 of this  Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and outstanding at any time,  whether in the form of Global  Bonds or Bonds in  definitive  registered  form,  issued in exchange  for the Global  Bonds, shall not exceed EUR  750,000,000  in  aggregate  principal  amount,  plus the  aggregate  principal  amount of any additional  Bonds issued by the Province  pursuant to any supplement  hereto in accordance  with Section 15 of this
Agreement.

5.       Registration,  Transfers  and  Exchanges.  (a) The  Registrar,  as agent of the Province for such purpose,
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shall at all times keep at its  principal  office in the Borough of  Manhattan,  The City and State of New York,  a
register or registers  (hereinafter  the  "Register" or  "Registers")  for the  registration  and  registration  of transfers and exchanges of Bonds,  in which shall be entered the names and addresses of the  registered  holders of
Bonds and the principal  amount of and other  particulars  of the Bonds held by them.  Subject to Section 6 hereof, upon  surrender  for  registration  of transfer  of any Bond at said  office,  the  Registrar  shall  authenticate, register  and deliver,  in the name of the  transferee  or  transferees,  a new Bond or Bonds for a like  aggregate principal  amount.  Subject to Section 6 hereof,  upon  surrender  of any Bond at said  office  for  exchange,  the
Registrar  shall  authenticate,  register  and  deliver,  in exchange for such Bond, a new Bond or new Bonds of the appropriate  authorized  denomination(s)  and  for a  like  aggregate  principal  amount  in  accordance  with  the provisions  of the Bonds.  The  Province and the  Registrar  shall not be required to make any exchange of Bonds if as a result  thereof,  the  Province  would  incur  adverse  tax or other  similar  consequences  under the laws or regulations of any jurisdiction in effect at the time of the exchange.

(b)      All new Bonds  authenticated  and delivered by the Registrar upon  registration of transfer or in exchange for Bonds of other  denominations  shall be so dated that neither gain nor loss of interest  shall result from such registration of transfer or exchange.

(c)      All  Bonds  presented  or  surrendered  for  registration  of  transfer,  exchange  or  payment  shall  be accompanied  by a written  instrument  or  instruments  of transfer in form  satisfactory  to the  Registrar,  duly executed by the registered  holder or its attorney duly authorized in writing and with the signatures  thereon duly guaranteed  by a  commercial  bank or trust  company  having its  principal  office in The City of New York or by a member of the New York Stock Exchange.

(d)      The Registrar and each  Additional  Transfer  Agent shall not impose any service  charge on the registered holder on any such  registration  of transfer or exchange of Bonds in the normal course of business;  however,  the
Province may require of the party  requesting such transfer or exchange,  as a condition  precedent to the exercise of any right of transfer or exchange  contained in this Agreement or in the Bonds,  the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith.

(e)      The Province,  the Registrar  and any Paying Agent or  Additional  Transfer  Agent may treat the person in whose name any Bond is  registered  as the  absolute  owner of such Bond for the  purpose of  receiving  payment of principal of and interest on such Bond,  and all other  purposes  whatsoever,  whether or not such Bond be overdue, and none of the Province,  the Registrar,  any Paying Agent or any  Additional  Transfer Agent shall be affected by any notice to the contrary and any such  payment  shall be a good and  sufficient  discharge to the  Province,  the
Registrar and any Paying Agent or Additional Transfer Agent for the amount so paid.

(f)      The  Registrar  shall not be required to register  any  transfer or exchange of Bonds (and any  Additional
Transfer  Agent  shall not be required to accept  presentment  of fully  registered  Bonds in  definitive  form for registration  of  transfer or exchange  by the  Registrar)  during the period (i) from the Regular  Record Date (as defined in the Bonds) to the  Interest  Payment  Date (as  defined in the Bonds) or (ii) from the close of business on the  fifteenth day preceding  the date of early  redemption of the Bonds (the  "Redemption  Record Date") to the
date of early  redemption of the Bonds (the  "Redemption  Date").  For the purposes of any interest payment made in accordance  with Section 7(b) or (c) hereof,  such payment  shall be made to those persons in whose names the Bonds are registered on such Regular Record Date or Redemption Record Date.

(g)      Each Additional  Transfer  Agent,  as agent of the Province for such purpose,  shall maintain an office in its  jurisdiction at which fully  registered Bonds in definitive form may be presented for registration of transfer or exchange by the Registrar in accordance  with this  Agreement.  Each  Additional  Transfer  Agent shall promptly forward to the Registrar all such Bonds  received by it,  together with the written  instrument or  instruments  of transfer referred to above.

6.       Special  Provisions  Relating  to the  Global  Bonds.  (a) Unless the  Global  Bonds are  presented  by an
         ----------------------------------------------------
authorized  representative  of DTC to the Province,  the Registrar or their  respective  agents for registration of transfer,  exchange or payment,  and any replacement Global Bonds issued are registered in the name of a nominee of
DTC as requested by such  authorized  representative  and any payment is made to such nominee of DTC, any transfer, pledge or other use of the Global  Bonds for value or  otherwise  shall be  wrongful  since the  registered  holder thereof has an interest therein.

(b)      Except as provided in this  subparagraph,  Bonds will not be issued in definitive  registered  form. If at any time DTC notifies the Province  that it is unwilling or unable to continue as  depository  for the Global Bonds or if at any time DTC ceases to be a clearing agency  registered  under the United States  Securities  Exchange Act of 1934,  as  amended,  or  otherwise  ceases to be eligible  to be a  depositary,  the  Province  shall  appoint a successor  depositary  with  respect to the Global  Bonds.  If a successor  depositary  for the Global Bonds is not appointed by the Province  within a reasonable  period after the Province  receives such notice or becomes aware of such  ineligibility,  the Province shall execute and seal Bonds in definitive  registered  form, and the Registrar, upon receipt thereof,  shall authenticate and deliver such Bonds in definitive  registered form without coupons, in denominations  of EUR  1,000  and  integral  multiples  thereof,  in an  aggregate  principal  amount  equal to the aggregate principal amount of the Global Bonds as of the exchange date.

                  The Province may at any time and in its sole  discretion  determine  not to have any of the Bonds held in the form of the Global  Bonds.  In such  event the  Province  shall  execute  and seal Bonds in  definitive registered form, and the Registrar,  upon receipt thereof,  shall authenticate and deliver such Bonds in definitive registered form without  coupons,  in denominations of EUR 1,000 and integral  multiples  thereof,  in an aggregate principal amount equal to the aggregate principal amount of the Global Bonds as of the exchange date.

                  Upon the exchange of a Global Bond for Bonds in definitive  registered  form, the Registrar shall cancel such Global Bond and shall  reduce the holdings of Cede & Co. on the  Register to nil.  Bonds in  definitive registered  form issued in exchange  for the Global  Bonds  pursuant to this section  shall be  registered  in such names as DTC pursuant to instructions  from its direct or indirect  participants  or otherwise,  shall instruct the
Registrar  or the  Province.  The  Registrar  shall  deliver  such  Bonds in  definitive  registered  form to or as directed  by the persons in whose  names such  definitive  registered  Bonds are so  registered  and, to the extent reasonably  practicable  in the  circumstances,  shall  direct all  payments to be made in respect of such Bonds in definitive  registered form to the registered holders thereof on or after such exchange  regardless of whether such exchange occurred after the record date for such payment.

                  All Bonds in  definitive  registered  form issued upon the  exchange of the Global Bonds shall be valid  obligations  of the  Province,  evidencing  the same debt,  entitled to the same benefits and subject to the same terms and  conditions  (except  insofar as they relate  specifically  to the Global Bonds) as the Global Bonds surrendered upon such exchange.

7.       Payment.  (a) The  Province  will pay to the  Registrar,  in same day funds,  in such coin or  currency of
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those member states of the European  Union  participating  in the European  Monetary  Union from time to time as at the time of payment is legal tender for payment of public and private  debts,  to an account to be specified by the
Registrar,  on the day on which the same shall  become due (or the next  succeeding  Business  Day if such due date falls upon a day which is not a Business Day as defined  below,  unless such next  following  Business Day falls in the next succeeding  calendar  month,  in which case the related payment will be made on the immediately  preceding
Business Day as if made on the date such payment was due),  all amounts to be paid on the Bonds for  principal  and interest on that date as required by the terms of the Bonds,  and the Province  hereby  authorizes  and directs the
Registrar,  from the funds so paid to it, to make payment of the  principal and interest in respect of the Bonds in accordance  with their terms and the provisions set forth below.  For the purposes of this Section 7(a),  "Business
Day" shall mean a day (1) on which banking  institutions  in the City of New York,  the City of London and the City
of  Toronto  are not  authorized  or  obligated  by law or  executive  order  to be  closed  and (2) on  which  the
Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) system is open.

                  (b)  Payment  of  principal  and  interest  on the  Global  Bonds  shall  be  made in euro to the
Registrar.  In  accordance  with the terms of the Exchange  Rate Agency  Agreement,  the Exchange  Rate Agent shall exchange  such euro for U.S.  dollars and pay such  amounts  directly to Cede & Co., as nominee of DTC, in same day funds in accordance  with  procedures  agreed to between the Registrar and DTC.  Owners of beneficial  interests in the Global  Bonds held through DTC ("U.S.  Investors")  will receive  such  payments in U.S.  dollars,  unless they elect,  through DTC and its participants,  to receive payments in euro in accordance with the terms of the Exchange
Rate  Agency  Agreement,  in which case the  Exchange  Rate Agent  shall make  payments  in euro  directly  to such accounts  designated  by the  U.S.  Investors  through  DTC.  All  costs of such  conversion  will be borne by U.S.
Investors receiving U.S. dollars by deduction from such payments.

(c)      Payment of principal in respect of Bonds in  definitive  registered  form issued  pursuant to Section 6(b)
hereof shall be made in euro  against  surrender at the office of the  Registrar in the Borough of  Manhattan,  The
City and State of New York or at the  office  of any  Paying  Agent  appointed  by the  Province  for such  purpose pursuant to this Fiscal Agency  Agreement and any Paying Agency  Agreement.  Payment of interest due prior to or on the Maturity Date or on any  Redemption  Date will be made by  forwarding by post or otherwise  delivering a cheque payable in euro to the  registered  addresses of  registered  holders of Bonds,  or, at the option of the Province, otherwise  transferring  funds to the registered  holders of the Bonds. Such cheque shall be dated the due date for payment and made payable to the order of the  registered  holder or, in the case of joint  registered  holders,  to the order of all such joint  holders  (failing  instructions  from them to the  contrary)  and shall be sent to the address of that one of such joint  holders  whose name stands first in the  register as one of such joint  holders.
The Registrar  shall mail or otherwise  deliver such cheques to the names and  addresses of  registered  holders of
Bonds  sufficiently  in advance of the relevant  due date for payment  that  receipt of such cheques by  registered holders on or before the due date is reasonably assured.

(d)      All monies paid to the Registrar  under Section 7(a) of this  Agreement  shall be held by it in a separate account from the moment when such money is received until the time of actual  payment,  in trust for the registered holders  of Bonds to be  applied  by the  Registrar  to  payments  due on the  Bonds at the time and in the  manner provided for in this  Agreement  and the Bonds,  provided  that if the  Registrar  shall fail to duly make any such payment due on the Bonds and, as a result of such failure,  the Province  otherwise duly makes such payments to the registered  holders of Bonds,  the  Registrar  shall  thereupon  hold such monies paid to it under  Section 7(a) in trust for the  Province.  Any money  deposited  with the  Registrar for the payment of the principal or interest in respect of any Bond  remaining  unclaimed for two years after such  principal or interest shall have become due and payable shall be repaid to the Province without  interest,  and the registered holder of a Bond may thereafter look only to the Province for any payment to which such holder may be entitled.

8.       Mutilated,  Destroyed,  Stolen  or Lost  Bond  Certificates.  (a) If any Bond  certificate  is  mutilated,
         -----------------------------------------------------------
defaced,  destroyed,  stolen or lost, application for replacement shall be made to the Registrar who shall promptly transmit such  application  to the Province.  Such  application  shall be  accompanied  by the mutilated or defaced certificate or proof,  satisfactory to the Province in its  discretion,  of the  destruction,  theft or loss of the certificate,  and upon receipt by the Province of an indemnity  satisfactory  to it, the Province  shall  execute a new  certificate of like tenor,  and upon written  instructions  from the Province,  the Registrar  shall thereupon cancel the  mutilated  or defaced  certificate  and adjust the Register to reflect the  cancellation,  destruction, theft or loss of a certificate,  as the case may be, and  authenticate,  register and deliver such new  certificate in  exchange  for the  mutilated  or defaced  certificate  or in  substitution  for the  destroyed,  stolen or lost certificate.  Such  replacement  certificate  shall be so dated that neither gain nor loss in interest  will result from  such  exchange  or  substitution.  All  expenses  associated  with  procuring  any  indemnity  and  with  the preparation,  authentication  and delivery of a replacement  certificate will be borne by the registered  holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

(b)      Whenever any Bond alleged to have been lost,  stolen or destroyed  for which a  replacement  Bond has been issued is  presented  to the  Registrar,  any Paying  Agent or any  Additional  Transfer  Agent for  payment on the
Maturity Date, the Redemption  Date or for  registration of transfer or exchange,  the Registrar,  the Paying Agent or the Additional  Transfer  Agent,  as the case may be, shall  immediately  notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

9.       Maturity,  Redemption and  Purchases.  (a) Unless  previously  redeemed for tax reasons as provided in the
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terms and conditions of the Bonds, or repurchased by the Province,  as provided below,  the principal amount of the
Bonds is due and payable on May 14, 2013 (the "Maturity Date").

(b)      In  accordance  with the terms and  conditions  of the  Bonds,  upon  receipt  of a notice to redeem and a certificate  of the  Province,  as set forth in the Bonds,  not less than 30 days and no more than 60 days prior to the  Redemption  Date,  the Registrar  shall cause to be published,  in  accordance  with Section 19(b) hereof,  on behalf of the Province a notice of redemption  stating:  (i) the Redemption  Date; (ii) the redemption  price;  and
(iii) if applicable, the place or places of surrender of the Bonds to be redeemed.

(c)      The Province may, if not in default under the Bonds,  at any time,  purchase Bonds in the open market,  or by tender or by private  contract at any price,  in accordance  with  applicable law and may cause the Registrar to cancel any Bonds so purchased.

(d)      If the  Province  elects to cancel any Bonds  purchased  by it when Bonds have been  issued in the form of
Global Bonds, it may require the Registrar to register such  cancellation  and to reduce the outstanding  aggregate principal amount of the Global Bonds in accordance with the regular procedures of DTC in effect at such time,

10.      Cancellation  and  Destruction.  All Bonds which are paid on the Maturity Date or the Redemption  Date, or
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surrendered  for  registration  of  transfer  or  exchange  for other  certificates  or for  replacement,  shall be cancelled by the Registrar who shall  register such  cancellation.  The  Registrar  shall,  as soon as  practicable after the date of  cancellation  of Bonds  under  this  section or Section  8(a) or the date that the  register  is adjusted to reflect the destruction,  theft or loss of a certificate  pursuant to Section 8(a) hereof,  furnish the
Province with a certificate  or  certificates  stating the serial  numbers and total number of Bonds that have been cancelled.  The Registrar  shall destroy all cancelled  Bonds in accordance  with the  instructions of the Province and shall furnish to the Province,  on a timely basis,  certificates  of  destruction  stating the serial  numbers, dollar value and total number of all Bonds destroyed hereunder.

11.      (a)  Limit on  Liability.  In acting  under  this  Agreement,  the  Registrar,  any  Paying  Agent and any
              -------------------
Additional  Transfer  Agent are  acting  solely as agents of the  Province  and do not  assume  any  obligation  or relationship  of agency or trust for or with any of the  registered  holders  of the Bonds,  except  that all funds held by the  Registrar,  any Paying Agent or Additional  Transfer  Agent for payment of principal or interest shall be held in trust for the registered holders of Bonds as provided in this Agreement.

(b)      Rights and  Liabilities  of Registrar.  The Registrar  shall incur no liability for, or in respect of, any
         -------------------------------------
action  taken,  omitted  to be  taken  or  suffered  by it in  reliance  upon  any  Bond,  certificate,  affidavit, instruction,  notice, request,  direction,  order, statement or other paper, document or communications  reasonably believed  by it to be  genuine.  Any  order,  certificate,  affidavit,  instruction,  notice,  request,  direction, statement  or other  communication  from the  Province  made or given by it and sent,  delivered or directed to the
Registrar  under,  pursuant to, or as  permitted  by, any  provision  of this  Agreement  shall be  sufficient  for purposes  of this  Agreement  if such  communication  is in  writing  and signed by any  authorized  officer of the
Province or its attorney duly authorized in writing.

(c)      Right of Agent to Own Bonds.  The Registrar,  each Paying Agent,  and each Additional  Transfer Agent, and
         ---------------------------
their  officers,  directors and  employees,  may become the holder of, or acquire any interest in, any Bonds,  with the same  rights  that it or they  would  have if it were not the  Registrar  or a  Paying  Agent or an  Additional
Transfer Agent hereunder, or they were not such officers,  directors or employees,  and may engage or be interested in any financial or other  transaction  with the Province and may act on, or as  depositary,  trustee or agent for, any committee or body of registered  holders of Bonds or other  obligations of the Province as freely as if it were not the  Registrar or a Paying Agent or an  Additional  Transfer  Agent  hereunder or they were not such  officers, directors or employees.

12.      Expenses and  Indemnity.  (a) In  connection  with the  Registrar's  appointment  and duties as Registrar,
         -----------------------
the  Province  will pay the  Registrar  compensation  in an amount  separately  agreed upon by the Province and the
Registrar.  The Province  will  indemnify and hold harmless the  Registrar,  each Paying Agent and each  Additional
Transfer Agent against all claims, actions,  demands,  damages, costs, losses or liability which may be incurred by the  Registrar,  any Paying  Agent or any  Additional  Transfer  Agent by reason  of, or in  connection  with,  the
Registrar's,  any Paying Agent's or any Additional  Transfer Agent's appointment and duties as such, except as such result from any negligent act or omission,  bad faith or wilful  misconduct of the  Registrar,  any Paying Agent or any Additional  Transfer Agent or their  respective  directors,  officers,  employees or agents.  In addition,  the
Province  will (i)  indemnify  and hold harmless the DTC Custodian on the same basis as aforesaid in respect of its duties as custodian for DTC but only to the extent the DTC Custodian is not  otherwise  entitled to be  indemnified or held harmless by DTC, and (ii) shall,  pursuant to arrangements  separately  agreed upon by the Province and the
Registrar,  transfer to the Registrar,  upon  presentation  of  substantiating  documentation  satisfactory  to the
Province,  amounts sufficient to reimburse the Registrar for certain out-of-pocket  expenses reasonably incurred by it and by any  Paying  Agent in  connection  with  their  services.  The  obligation  of the  Province  under  this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar.

(b)      The  Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent  agrees to  indemnify  and hold harmless the Province against all claims, actions,  demands,  damages, costs, losses and liabilities arising out of or relating to any negligent act or omission,  bad faith or wilful  misconduct of the Registrar,  such Paying Agent or such  Additional  Transfer  Agent,  as the case may be, or its  respective  directors,  officers,  employees  or agents.  The  obligations  of the  Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent under this paragraph  shall survive  payment of the Bonds and  resignation or removal of the Registrar,  each Paying Agent and each Additional Transfer Agent.

(c)      Each  indemnified  party  shall give  prompt  notice to each  indemnifying  party of any action  commenced against  it in  respect  of which  indemnity  may be sought  under  this Agreement  but  failure  to so notify  any indemnifying  party shall not relieve it from any  liability  which it may have  otherwise  than on account of this indemnity.  An  indemnifying  party may  participate  at its own  expense in the defence of such  action.  If it so elects  within a reasonable  time after  receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal  advisors  chosen by it and  approved by the  indemnified  party  defendant  in such action, unless  such  indemnified  party  reasonably  objects  to such  assumption  on the  ground  that there may be legal defences  available to it which are different from or in addition to those  available to such  indemnifying  party, but an  indemnifying  party may not settle any action  commenced  against an indemnified  party without the written consent of the  indemnified  party. In order to be entitled to an indemnity with respect to a claim  hereunder,  an indemnified  party will not, without the prior written consent of the indemnifying  party,  settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether or not the  indemnifying party is an actual or potential  party to such claim or action).  If an  indemnifying  party assumes the defence of any such action,  the indemnifying  party shall not be liable for any fees or expenses of the legal advisors of the indemnified  party incurred  thereafter in connection with such action.  In no event shall the  indemnifying  party be liable for the fees and expenses of more than one legal advisor for the  indemnified  party in  connection  with any one  action or  separate  but  similar  or related  actions  arising  out of the same  general  allegations  or circumstances.

13.      (a)  Successor  Registrar.  The  Province  agrees that there  shall at all times be a Registrar  hereunder
              --------------------
and that the registrar  shall be a bank or trust company  organized and doing business under the laws of the United
States of America or of the State of New York,  in good  standing  and having a place of business in the Borough of
Manhattan,  The City and State of New York,  and  authorized  under such laws to exercise  corporate  trust powers, provided,  the  Province  may choose to act at any time as its own fiscal  agent,  transfer  agent,  registrar  and principal paying agent.

                  The Registrar  shall not transfer or assign this  Agreement or any interest or obligation  herein without the Province's  prior written  consent.  Any corporation  into which the Registrar  hereunder may be merged or converted,  or any corporation with which the Registrar may be consolidated,  or any corporation  resulting from any  merger,  conversion  or  consolidation  to  which  the  Registrar  shall  sell or  otherwise  transfer  all or substantially  all of the  corporate  trust  business of the  Registrar,  provided  that it shall be  qualified  as aforesaid,  shall be the successor  Registrar under this Agreement  without the execution or filing of any paper or any further  act on the part of any of the parties  hereto,  but subject to prior  notice to and the prior  written approval of the Province.

(b)      Resignation.  The  Registrar  may at any time  resign by giving  written  notice  to the  Province  of its
         -----------
resignation,  specifying the date on which its resignation  shall become effective (which shall not be less than 60 days after the date on which such notice is given unless the Province  shall agree to a shorter  period);  provided that no such  notice  shall  expire  less than 30 days  before or 30 days  after  the due date for any  payment  of principal  or  interest  in respect of the  Bonds.  The  Province  may remove the  Registrar  at any time by giving written  notice  to the  Registrar  specifying  the  date on  which  such  removal  shall  become  effective.  Such resignation  or removal shall only take effect upon the  appointment  by the Province of a successor  Registrar and upon the  acceptance of such  appointment  by such  successor  Registrar.  Any Paying Agent or Additional  Transfer
Agent may resign or may be removed at any time upon like  notice,  and the Province in any such case may appoint in substitution  therefor a new Paying Agent or Paying Agents or  Additional  Transfer  Agent or  Additional  Transfer
Agents.

(c)      Bankruptcy or Insolvency  of  Registrar.  The  appointment  of the  Registrar  hereunder  shall  forthwith
         ---------------------------------------
terminate,  whether or not notice of such termination  shall have been given, if at any time the Registrar  becomes incapable of performing its duties hereunder,  or is adjudged bankrupt or insolvent,  or files a voluntary petition in  bankruptcy  or makes an  assignment  for the  benefit of its  creditors  or consents  to the  appointment  of a liquidator  or receiver of all or any  substantial  part of its property or admits in writing its  inability to pay or meet its debts as they mature or suspends  payment  thereof,  or if a resolution  is passed or an order made for the winding up or  dissolution  of the  Registrar,  or if a liquidator  or receiver of the  Registrar of all or any substantial  part of its  property is  appointed,  or if any order of any court is entered  approving  any petition filed by or against it under the  provisions  of any  applicable  bankruptcy  or  insolvency  law, or if any public officer  takes charge or control of the  Registrar  or its property or affairs for the purposes of  rehabilitation, conservation or liquidation.

(d)      Appointment  of  Successor.  Prior  to the  effective  date of any  such  resignation  or  removal  of the
         --------------------------
Registrar,  or if the  Registrar  shall become  unable to act as such or shall cease to be qualified as  aforesaid, the Province  shall appoint a successor  Registrar,  qualified as aforesaid.  Upon the  appointment  of a successor
Registrar and its acceptance of such  appointment,  the retiring  Registrar shall, at the direction of the Province and upon payment of its  compensation  and expenses then unpaid,  deliver and pay over to its successor any and all securities,  money and any other  properties  then in its possession as Registrar and shall  thereupon cease to act hereunder.

(e)      Payment of Certain  Registrar's  Fees Upon  Termination.  If the  Registrar  resigns  pursuant  to Section
         -------------------------------------------------------
13(b) of this  Agreement  or ceases to act as the  Province's  fiscal  agent in  respect of the Bonds  pursuant  to
Section  13(c) of this  Agreement,  the  Registrar  shall only be entitled to annual fees  otherwise  payable to it under this  Agreement  on a pro rata basis for that period  since the most  recent  anniversary  of this  Agreement during which the Registrar has acted as fiscal agent  hereunder.  In the event that the Registrar  ceases to act as the  Province's  fiscal  agent in respect of the Bonds for any other  reason,  the  Registrar  shall be entitled to receive  the full amount of the annual  fees  payable to it in respect of the Bonds  pursuant to Section 12 of this
Agreement.

14.      Meetings of Holders of Bonds.  (a) The  Registrar  shall  convene a meeting of the  registered  holders of
         ----------------------------
the Bonds for any lawful purpose  affecting  their interests upon receipt of a written request of the Province or a written  request  signed  in one or more  counterparts  by the  registered  holders  of not  less  than  10% of the principal  amount of the Bonds then  outstanding  and upon being  indemnified as to its reasonable  satisfaction by the Province or the registered  holders of Bonds signing such request,  as the case may be, against the costs which may be  incurred  in  connection  with the calling and  holding of such  meeting.  If the  Registrar  fails to give notice  convening  such meeting  within 30 days after receipt of such request and  indemnity,  the Province or such registered  holders of Bonds,  as the case may be, may convene such  meeting.  Every such meeting  shall be held in
Toronto, Canada or such other place as may be approved or determined by the Province.

(b)      At least 21 days'  notice of any  meeting  shall be given to the  registered  holders  of the Bonds in the manner  provided  pursuant to the terms and  conditions  of the Bonds and a copy  thereof  shall be sent by prepaid courier to the  Registrar  unless the meeting has been called by the  Registrar,  and to the  Province,  unless the meeting has been called by the  Province.  Such notice  shall state the time,  place and purpose of the meeting and the general  nature of the business to be  transacted  at the meeting,  and shall include a statement to the effect that,  prior to 48 hours  before the time  fixed for the  meeting,  (i) in the case of Bonds  issued in the form of
Global  Bonds,  those  persons  recorded in the Register,  or (ii) in the limited  circumstances  in which Bonds in definitive  registered form have been issued,  those  registered  holders of Bonds who deposit their Bonds with the
Registrar or any other person  authorized  for such purpose by the Registrar or the Province,  shall be entitled to obtain voting  certificates  for appointing  proxies  (subject to such procedures and  requirements as the Province and the  Registrar  may  prescribe),  but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at such meeting or any other provisions.

(c)      A registered  holder of Bonds may appoint any person by  instrument  in writing as the  holder's  proxy in respect of a meeting of the registered  holders of Bonds or any  adjournment of such meeting,  and such proxy shall have all rights of the  registered  holder of Bonds in  respect  of such  meeting.  All  written  notices to DTC of meetings  shall  contain  a  requirement  that  the  registered  holders  of  Bonds  must  notify  clearing  system participants  and, if known,  beneficial  owners of Bonds of the meeting in accordance with procedures  established from time to time by such clearing  systems.  The  registered  holders of Bonds shall seek voting  instructions  on the matters to be raised at such meeting from the clearing system  participants  or, if known,  from the beneficial owners of Bonds.

(d)      A person,  who need not be a registered  holder of Bonds, will be nominated in writing by the Registrar as chairperson  of the meeting and if no person is so nominated  or if the person so  nominated is not present  within
15 minutes  from the time fixed for the holding of the  meeting,  the  registered  holders of the Bonds  present in person or by proxy shall choose some person present to be  chairperson,  and failing such choice,  the Province may appoint a chairperson.

(e)      At a meeting of registered  holders of Bonds, a quorum shall consist of one or more registered  holders of
Bonds  present in person or by proxy who  represent  at least a majority  in  principal  amount of the Bonds at the time  outstanding.  If a quorum of the registered  holders of Bonds shall not be present within one-half hour after the time fixed for holding any meeting,  the  meeting,  if convened by or at the request of  registered  holders of
Bonds,  shall be dissolved,  but if otherwise convened the meeting shall stand adjourned without notice to the same day in the next week  (unless  such day is not a business  day in the place  where the  meeting is to take place in which case it shall stand  adjourned  until the next such business day following  thereafter)  at the same time and place unless the  chairperson  appoints  some other place in Toronto,  Ontario,  or some other day or time of which not less than seven (7) days' notice shall be given in the manner  provided  above.  At the  adjourned  meeting one or more  registered  holders of Bonds present in person or by proxy shall  constitute a quorum and may transact the business  for which the meeting was  originally  convened  notwithstanding  that they may not  represent at least a majority in principal amount of the Bonds then outstanding.

(f)      The  chairperson of any meeting at which a quorum of the registered  holders of Bonds is present may, with the  consent of the  registered  holder(s)  of a majority of  principal  amount of the Bonds  represented  thereat, adjourn any such  meeting  and no notice of such  adjournment  need be given  except  such  notice,  if any, as the meeting may prescribe.

(g)      Every motion or question  submitted to a meeting shall be decided by Extraordinary  Resolution (as defined below) and in the first place by the votes  given on a show of hands.  At any such  meeting,  unless a poll is duly demanded as herein  provided,  a  declaration  by the  chairperson  that a  resolution  has been carried or carried unanimously  or by a particular  majority or lost or not carried by a particular  majority  shall be  conclusive of the fact.  On any question  submitted to a meeting when ordered by the  chairperson  or demanded by a show of hands by one or more  registered  holders  of Bonds  acting in person or by proxy and  holding  at least 2% in  principal amount of the Bonds then outstanding, a poll shall be taken in such manner as the chairperson shall direct.

(h)      On a poll, each  registered  holder of Bonds present in person or represented by a proxy duly appointed by an instrument in writing  shall be entitled to one vote in respect of each EUR l,000  principal  amount of Bonds of which the person shall then be the  registered  holder.  A proxy need not be a registered  holder of Bonds.  In the case of Bonds held jointly,  any one of the joint registered  holders present in person or by proxy may vote in the absence  of the other or others;  but in case more than one of them be  present in person or by proxy,  only one of them may vote in respect of each EUR 1,000 principal amount of Bonds of which they are joint registered holders.

(i)      The Province and the Registrar,  by their  authorized  representatives,  officers and  directors,  and the financial and legal  advisors of the Province and the Registrar  may attend any meeting of the  registered  holders of Bonds, but shall have no vote as such.

(j)      Except  as set  forth  in  Section  18  hereof,  the  registered  holders  of the  Bonds  may  consent  by
Extraordinary  Resolution  (as defined  below) to any  modification  or amendment  proposed by the Province to this
Agreement  and the Bonds.  An  Extraordinary  Resolution  duly passed at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however,  no such modification or amendment to this Agreement or the Bonds shall,  without the consent of the registered  holder of each such Bond affected  thereby;  (a) change the Maturity Date of any Bond or change any Interest  Payment Date; (b) reduce the principal  amount thereof or the rate of interest payable  thereon;  (c) change the coin or currency of payment of any Bond; (d) impair the right to institute  suit for the  enforcement  of any such  payment  on or with  respect  to such  Bond;  or (e)  reduce the percentage  of  principal  amount of Bonds  necessary  for the  taking of any  action,  including  modification  or amendment  of this  Agreement  or the terms and  conditions  of the Bonds,  or reduce the  quorum  required  at any meeting of registered holders of Bonds.

                  The  term  "Extraordinary  Resolution"  is  defined  as  a  resolution  passed  at a  meeting  of registered  holders  of Bonds  held in  accordance  with the  provisions  of this  Agreement  and the  Bonds by the affirmative vote of the registered  holders of not less than 66-2/3% of the principal amount of the Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an  instrument in writing  signed in one or more counterparts by the registered holders of not less than 66-2/3% in principal amount of the outstanding Bonds.

(k)      Minutes  of all  resolutions  and  proceedings  at every  meeting of  registered  holders of Bonds held in accordance  with the  provisions  of this  Agreement  shall be made and  entered  in books to be from  time to time provided for that purpose by the  Registrar at the expense of the Province and any such  minutes,  if signed by the chairperson of the meeting at which such  resolutions  were passed or proceedings  taken,  or by the chairperson of the next  succeeding  meeting of the  registered  holders of Bonds,  shall be prima  facie  evidence of the matters therein  stated and,  until the contrary is proved,  every such  meeting,  in respect of the  proceedings  of which minutes shall have been made, shall be deemed to have been duly held and convened,  and all resolutions  passed and proceedings taken thereat to have been duly passed and taken.

(l)      Every  Extraordinary  Resolution  passed in accordance  with the provisions of this Agreement at a meeting of registered  holders of Bonds shall be binding upon all the registered  holders of Bonds,  whether  present at or absent from such  meeting,  and every  instrument in writing  signed by  registered  holders of Bonds in accordance with paragraph (j) of this Section 14 shall be binding upon all the  registered  holders of Bonds (whether or not a signatory).  Subject to the provisions for its indemnity  herein  contained,  the Registrar  shall be bound to give effect accordingly to every such Extraordinary Resolution.

(m)      The Registrar,  or the Province with the approval of the  Registrar,  may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

(i)      for the deposit of  instruments  appointing  proxies at such place as the  Registrar,  the Province or the registered  holders of Bonds convening a meeting,  as the case may be, may in the notice convening such meeting direct; and

(ii)     for the deposit of  instruments  appointing  proxies at some approved place or places other than the place at  which  the  meeting  is to be held  and  enabling  particulars  of such  instruments appointing  proxies  to be  mailed,  cabled  or  sent by any  other  means  of  recorded communication  before  the  meeting to the  Province  or to the  Registrar  at the place where the same is to be held and for the voting of proxies  so  deposited  as though the instruments themselves were produced at the meeting.

                  Any  regulation so made shall be binding and  effective  and votes given in accordance  therewith shall be valid  and  shall be  counted.  Save as such  regulations  may  provide,  the only  persons  who  shall be entitled to vote at a meeting of  registered  holders of Bonds  shall be the  registered  holders  thereof or their duly appointed proxies.

15.      Further  Issues.  The Province may from time to time,  without  notice to or the consent of the registered
         ---------------
holders of the Bonds,  create and issue  further bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first  payment of interest  following  the issue date of such  further  bonds) and so that such  further  bonds shall be  consolidated  and form a single  series  with the  Bonds  and  shall  have the same  terms as to  status, redemption  or  otherwise  as the Bonds.  Any  further  bonds  shall be issued  with the  benefit  of an  agreement supplemental to this Agreement.

16.      Reports.  The  Registrar  shall  furnish to the  Province  such reports as may be required by the Province
         -------
relative to the Registrar's  performance  under this Agreement.  The Province may,  whenever it deems it necessary, inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

17.      Forwarding  of Notice.  If the  Registrar  shall  receive any notice or demand  addressed  to the Province
         ---------------------
pursuant  to the  provisions  of the Bonds,  the  Registrar  shall  promptly  forward  such notice or demand to the
Province.

18.      Amendments.  This Agreement and the Bonds may be amended or supplemented  by the parties  hereto,  without
         ----------
notice to or the  consent of the  registered  holder of any Bond,  for the purpose of curing any  ambiguity,  or of curing,  correcting or  supplementing  any defective  provision  contained herein or in the Bonds, or effecting the issue of further bonds as described under Section 15 of this  Agreement,  or in any other manner which the Province may deem necessary or desirable and which,  in the reasonable  opinion of the parties  hereto,  shall not adversely affect the interests of the beneficial owners of the Bonds.

19.      Notices.  (a) Any  communications  from the  Province  to the  Registrar  with  respect to this  Agreement
         -------
shall be  addressed  to The Bank of New  York,  101  Barclay  Street,  Floor  21West,  New  York,  New York  10286,
Attention:  Corporate Trust  Department,  Fax No. (212) 815-5802 and any  communications  from the Registrar to the
Province with respect to this Agreement shall be addressed to the Ontario  Financing  Authority,  One Dundas Street
West, Suite 1400, Toronto,  Ontario,  M5G 1Z3, Attention:  Executive  Director,  Capital Markets Division,  Fax No.
(416)  325-8111 (or such other  address as shall be specified in writing by the  Registrar or by the  Province,  as the case may be) and  shall  be  delivered  in  person  or sent by first  class  prepaid  courier  or by  facsimile transmission  subject,  in the case of facsimile  transmission,  to  confirmation  by  telephone  to the  foregoing addresses.  Such notice shall take effect in the case of delivery in person,  at the time of delivery,  in the case of delivery by first class prepaid  courier  seven (7) business days after  dispatch and in the case of delivery by facsimile transmission, at the time of confirmation by telephone.

(b)      All notices to the  registered  holders of Bonds will be  published in English in the  Financial  Times in
London,  England,  The Wall Street Journal in New York, U.S.A., The Globe and Mail in Toronto,  Canada and, as long as the Bonds are  listed on the  Luxembourg  Stock  Exchange  and the rules of the  Luxembourg  Stock  Exchange  so require,  notices will be published in a leading  newspaper  having  general  circulation  in Luxembourg  (which is expected  to be the  Luxemburger  Wort).  If at any time  publication  in any such  newspaper  is not  practicable, notices will be valid if published in an English  language  newspaper  with general  circulation  in the respective market  regions as the Province,  with the approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which  publication  is made.  Written  notice will also be given to DTC,  provided at the time of such notice the Bonds are represented by the Global Bonds.

20.      Governing  Law and  Counterparts.  This  Agreement  shall be governed by, and  interpreted  in  accordance
         --------------------------------
with,  the laws of the Province of Ontario and the laws of Canada  applicable  in Ontario.  This  Agreement  may be executed  in any number of  counterparts,  each of which  shall be deemed an  original,  but all of which  together shall constitute one and the same instrument.

21.      Headings.  The headings for the sections of this  Agreement are for  convenience  only and are not part of
         --------
this Agreement.

22.      Enurement.  Agreement  shall  enure to the  benefit of and be binding  upon the  parties  hereto and their
         ---------
respective successors and permitted assigns.

                  IN WITNESS  WHEREOF,  the parties  hereto have executed  this Fiscal  Agency  Agreement as of the date first above written.

                                                     PROVINCE OF ONTARIO

                                                     By:     /s/ Gadi Mayman
                                                           --------------------------------------------------------
                                                           Name:     Gadi Mayman
                                                           Title:    Executive Director
                                                                     Capital Markets Division
                                                                     Ontario Financing Authority

                                                     THE BANK OF NEW YORK

                                                     By:      /s/ Patricia M. Phillips
                                                           --------------------------------------------------------
                                                           Name:     Patricia M. Phillips
                                                           Title:    Assistant Vice President

                                                                                                          EXHIBIT 1

Unless this certificate is presented by an authorized  representative  of The Depository Trust Company,  a New York corporation  (55 Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for registration of transfer,  exchange or payment,  and any certificate  issued is registered in the name of
Cede & Co. or in such other  name as is  requested  by an  authorized  representative  of the  Depository  (and any payment  is made to Cede & Co. or to such other  entity as is  requested  by an  authorized  representative  of the
Depository),  ANY  TRANSFER,  PLEDGE OR OTHER USE HEREOF  FOR VALUE OR  OTHERWISE  BY OR TO ANY PERSON IS  WRONGFUL
inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO.  NZ-A0001                                                 CUSIP: 683234TC2
SERIES:  NZ                                                   ISIN:    US683234TC22

                                                PROVINCE OF ONTARIO
                                           4.125% BOND DUE MAY 14, 2013

                  The Province of Ontario (the  "Province"),  for value received,  hereby promises to pay to Cede &
Co., or its registered  assigns,  the principal sum of FOUR HUNDRED MILLION EURO (EUR  400,000,000) (the "Principal
Amount"),  referring to the single  currency of those  member  states of the European  Union  participating  in the
European  Monetary Union from time to time, on May 14, 2013 (the  "Maturity  Date") (or on such earlier date as the
Principal Amount may become payable  hereunder),  upon  presentation and surrender of this Bond and to pay interest thereon,  together with  Additional  Amounts (as defined  below),  if any, at the rate of 4.125% per annum from May
14,  2003 until the  principal  hereof is paid.  Interest  on this Bond will be payable  annually in arrears on the
14th day of May in each year (each such date, an "Interest Payment Date"), commencing May 14, 2004.

                  This is a fully  registered  Global  Bond (the  "Global  Bond") in respect  of a duly  authorized issue of debt  securities  of the  Province  designated  as its 4.125% Bonds due May 14, 2013 (the  "Bonds").  This
Global Bond is limited in aggregate  principal  amount to EUR  400,000,000.  This Global Bond and all the rights of the  registered  holder hereof are expressly  subject to a Fiscal  Agency  Agreement  dated as of May 14, 2003 (the
"Fiscal  Agency  Agreement")  between the  Province  and The Bank of New York,  as fiscal  agent,  transfer  agent, registrar  and  principal  paying  agent (the  "Registrar",  which term  includes any  successor  as fiscal  agent, transfer agent,  registrar and principal  paying agent) to which Fiscal Agency  Agreement  reference is hereby made for a statement of the respective rights,  duties and immunities of the Province,  the Registrar and holders of the
Bonds and the terms upon which the Bonds are,  and are to be,  authenticated  and  delivered.  This Global Bond and the Fiscal Agency Agreement  together  constitute a contract,  all the terms and conditions of which the registered holder by  acceptance  hereof  assents to and is deemed to have notice of.  Capitalized  terms not  defined  herein shall have the meaning  assigned to them in the Fiscal Agency  Agreement.  Further  references  herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

                  This  Global  Bond is issued  under  the  authority  of an Order of the  Lieutenant  Governor  in
Council of Ontario,  made pursuant to the Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this Global Bond is a charge on and payable out of the Consolidated  Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference  or priority.  This Global Bond ranks equally with all of the Province's  other unsecured and  unsubordinated  indebtedness  and  obligations  from time to time outstanding.

                  Interest on this Global Bond will  accrue  from the most recent  Interest  Payment  Date to which interest  has been paid,  or, if no interest  has been paid or duly  provided  for,  from May 14,  2003,  until the principal  hereof has been paid or duly made  available  for  payment.  Any overdue  principal  or interest on this
Global Bond shall bear interest at the rate of 4.125% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full  amount of the monies  payable has been  received  by the  Registrar  and notice to that effect  has been  given in  accordance  with the  provisions  set  forth  herein.  The  interest  so  payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this
Global Bond (or one or more  predecessor  Global  Bonds) is registered at the close of business on May 1st (whether or not a Business  Day, as defined  below) next  preceding  such  Interest  Payment  Date (each such day a "Regular
Record  Date").  Any such interest not so punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor  Global  Bonds) is  registered  at the close of  business on a special record date for the payment of such defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the  registered  holder  hereof not less than ten (10) days prior to such special  record  date,  or be paid at any time in any other lawful manner.  Interest  payments on this Global Bond will include  interest accrued to but excluding the Interest Payment Dates.

                  Whenever it is  necessary  to compute any amount of accrued  interest in respect of the Bonds for a period of less than one full year,  such  interest  shall be calculated on the basis of the actual number of days in the period and a year of 365 or 366 days, as the case may be.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without  affecting the  interest  payable  to the  registered  holder of this  Global  Bond,  the  yearly  rate of  interest  which is equivalent  to the rate of interest  for any period of less than one year is the rate of  interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month period  constituting such year and  commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the  Maturity  Date,  any  Interest  Payment  Date or any  Redemption  Date (as
defined in the Fiscal  Agency  Agreement)  with  respect to this  Global Bond shall be a day that is not a Business
Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest shall be paid in respect of the delay in such payment,  unless such next  following  Business Day falls in the next  succeeding  calendar  month,  in which case the related  payment will be made on the immediately preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business  Day" means a day (1) on which banking  institutions  in the City of New York, the City of London and the City of Toronto are not
authorized  or  obligated  by law or  executive  order to be closed and (2) on which the  Trans-European  Automated
Real-Time Gross Settlement Express Transfer (TARGET) system is open.

                  If Bonds in definitive  registered  form are issued in exchange for this Global Bond,  payment of the  principal of such Bonds will be made in euro upon  presentation  and  surrender of such Bonds at the office of the Registrar  maintained  for that purpose in the Borough of Manhattan,  The City and State of New York, or at the
office of any Paying Agent  appointed by the Province  for such purpose  pursuant to the Fiscal  Agency  Agreement.
Payment  of  interest  due  prior  to or on the  Maturity  Date  will be made by  forwarding  by post or  otherwise delivering a cheque  payable in euro,  to the  registered  addresses  of  registered  holders of Bonds,  or, at the option of the  Province,  otherwise  transferring  funds to the  registered  holders of the Bonds.  If the Maturity
Date,  the  Redemption  Date or any Interest  Payment Date is a Business Day but is a day on which any Paying Agent is closed at the  applicable  place of  payment,  the  registered  holder  will not be  entitled to payment at such location until the next  succeeding day on which banking  institutions  in such place of payment are not authorized or obligated by law or executive  order to be closed and no further  interest  shall accrue in respect of the delay in such payment.

                  Payment of the  principal  of and  interest on the Bonds will be made in such coin or currency of those member states of the European  Union  participating  in the European  Monetary Union from time to time, as at the time of payment, is legal tender for payment of public and private debts.

                  This Global Bond is not subject to any sinking  fund and is not  redeemable  at the option of the
Province,  unless certain events occur involving  Canadian taxation as set forth below, and is not repayable at the option of the holder prior to the Maturity Date.

                  All  payments  of, or in respect of,  principal  of and interest on this Global Bond will be made without  withholding  of or deduction  for, or on account of, any present or future taxes,  duties,  assessments or charges of whatsoever  nature  imposed or levied by or on behalf of the  Government  of Canada,  or any province or political  subdivision  thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties,  assessments  or charges  are  required by law or by the  administration  or  interpretation  thereof to be withheld or deducted.  In that event,  the Province  (subject to its right of  redemption  described  herein below)
will pay to the registered  holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after  withholding  or deduction of the said taxes,  duties,  assessments or charges) in the payment to the holders of Bonds of the amounts which would  otherwise  have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a beneficial  owner of which is subject to such taxes,  duties,  assessments or charges in respect of such
         Bond by reason of such owner being  connected  with Canada  otherwise  than merely by the  ownership  as a non-resident of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the  Relevant  Date,  except to the extent that the holder thereof  would have been  entitled to such  Additional  Amounts on the last day of such period of 15 days.
         For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

(i)      the date on which the payment in respect of such Bond becomes due and payable; or

(ii)     if the full  amount of the moneys  payable on such date in respect of such Bond has not been  received  by the  Registrar  on or prior to such  date,  the date on  which  notice  is duly  given to the holders of Bonds that such moneys have been so received.

                  Unless  previously  redeemed for tax reasons,  as provided below, or repurchased by the Province, the Principal Amount of this Global Bond is due and payable on May 14, 2013.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time, on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders  of Bonds in  accordance with Section 19 of the Fiscal  Agency  Agreement  (which  notice shall be  irrevocable),  at 100% of the  principal amount  thereof,  together with interest  accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment to, the laws or  regulations  of Canada or any province or  political  subdivision  thereof,  or any  authority  thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or regulations,  which change or amendment  becomes  effective on or after May 7, 2003, and (b) such obligation cannot be avoided by the Province taking reasonable  measures  available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest  date on which the Province  would be obliged to pay such
Additional  Amounts  were a payment in respect of the Bonds  then due.  Prior to the  publication  of any notice of redemption  pursuant to this  paragraph,  the Province  shall deliver to the  Registrar a certificate  signed by an officer of the  Province  stating  that the  Province is entitled to effect  such  redemption  and setting  forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The Registrar has been  appointed  registrar  for the Bonds,  and the Registrar  will maintain at its office in the Borough of Manhattan,  The City and State of New York, a register  (herein,  the  "Register") for the  registration of Bonds and the  registration of transfers and exchanges of Bonds.  Subject to the  limitations, terms and  conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and thereupon the Registrar shall issue and  register  in the name of the  transferee,  in  exchange  herefor,  a new  Global  Bond (or other  global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal  Agency  Agreement, this Global Bond is  exchangeable  at the office of the Registrar for Bonds in definitive  registered  form without coupons of authorized  denominations of EUR 1,000 and integral  multiples  thereof in an equal aggregate  principal amount and having  identical  terms and  conditions  as this Global Bond,  except to the extent that such terms and conditions  specifically  relate  to this  Global  Bond as a  global  security.  On or  after  such  exchange,  the
Registrar,  to the extent  reasonably  practicable  in the  circumstances,  shall make all  payments  to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred  after the record date for such payment.  If this Global Bond is  surrendered  for transfer,  it shall be  accompanied  by a written  instrument of transfer in form  satisfactory  to the Registrar and executed by the  registered  holder in person or by the holder's  attorney duly  authorized in writing.  No service charge will be imposed for any such  transfers  and  exchanges in the normal  course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to  register  any  transfer or exchange of this Global Bond during the period from any Regular  Record Date to the  corresponding  Interest  Payment  Date or during the period from the Redemption  Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption  Date.  Neither the
Province nor the Registrar shall be required to make any exchange of Bonds,  if as a result  thereof,  the Province may incur adverse tax or other similar  consequences  under the laws or regulations of any  jurisdiction  in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal  Agency  Agreement  shall alter or impair the obligation of the Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the Registrar and any Paying Agent may treat the holder in whose name this Global
Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue,  and none of the  Province,  the  Registrar  or any  Paying  Agent  shall be  affected  by notice to the  contrary.  All payments to or on the order of the  registered  holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  This Global Bond will become void unless  presented for payment  within a period of the lesser of six (6) years, or the period prescribed by law, from the Relevant Date (as defined above) for payment hereof.

                  The Province and the Registrar  may, at any time or from time to time,  without  notice to or the consent of the registered  holder of any Bond, enter into one or more agreements  supplemental to the Fiscal Agency
Agreement to create and issue  further  bonds ranking pari passu with the Bonds in all respects (or in all respects except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first payment of  interest  following  the issue date of such  further  bonds) and so that such  further  bonds  shall be consolidated  and form a single  series  with the Bonds and shall have the same terms as to status,  redemption  or otherwise as the Bonds.

                  The Fiscal  Agency  Agreement  and the Bonds may be amended by the Province on the one hand,  and the Registrar,  on the other hand,  without notice to or the consent of the registered  holder of any Bond, for the purpose of curing any  ambiguity,  or curing,  correcting  or  supplementing  any  defective  provisions  contained therein or herein,  or effecting  the issue of further  bonds as  described  above or in any other manner which the
Province may deem  necessary or desirable and which,  in the reasonable  opinion of the Province,  on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of
Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the
Province to the Fiscal Agency Agreement  (except as provided in the two immediately  preceding  paragraphs) and the
Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all registered holders of Bonds,  whether  present  or not;  however,  no such  modification  or  amendment  to the Fiscal  Agency
Agreement or to the terms and  conditions of the Bonds may,  without the consent of the  registered  holder of each such Bond  affected  thereby:  (a) change the Maturity  Date of any such Bond or change any Interest  Payment Date;
(b) reduce the principal amount of any such Bond or the rate of interest  payable thereon;  (c) change the currency of payment of any such Bond; (d) impair the right to institute  suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification or amendment of the Fiscal Agency Agreement or the terms and conditions of the
Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term  "Extraordinary  Resolution"  is defined in the Fiscal Agency  Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than  66-2/3% of the  principal  amount of Bonds  represented  at the  meeting  in person or by proxy and voted on the resolution  or as an  instrument  in writing  signed by the  registered  holders of not less than 66-2/3% in principal amount of the  outstanding  Bonds.  The quorum at any such meeting for passing an  Extraordinary  Resolution is one or more  registered  holders of Bonds  present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time  outstanding,  or at any adjourned meeting called by the Province or the Registrar, one or more persons being or representing  registered  holders of Bonds whatever the principal  amount of the Bonds so held or represented.

                  All notices to the  registered  holders of Bonds will be  published  in English in the  Financial
Times in London,  The Wall Street Journal in New York,  U.S.A.,  The Globe and Mail in Toronto,  Canada and as long as the Bonds are  listed on the  Luxembourg  Stock  Exchange  and the rules of the  Luxembourg  Stock  Exchange  so require,  notices will be published in a leading  newspaper  having  general  circulation  in Luxembourg  (which is expected  to be the  Luxemburger  Wort).  If at any time  publication  in any such  newspaper  is not  practicable, notices will be valid if published in an English  language  newspaper  with general  circulation  in the respective market  regions as the Province,  with the approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

                  For so long as the Bonds are listed on the  Luxembourg  Stock  Exchange  and if the rules of such stock  exchange on which the Bonds are listed so require,  the  Province  agrees to appoint and maintain a transfer and paying agent in Luxembourg.

                  Unless the  certificate  of  authentication  hereon has been  executed by the Registrar by manual signature,  this Global Bond shall not be entitled to any benefit under the Fiscal Agency  Agreement or be valid or obligatory for any purpose.

                  IN WITNESS  WHEREOF,  the Province of Ontario,  pursuant to due  authorization of law, has caused this Global Bond to be duly  executed by an  authorized  representative  and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  May 14, 2003                                      PROVINCE OF ONTARIO

                                                          By:
                                                             -----------------------------------------------
                                                              Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the  series  designated  therein  referred  to in the  within-mentioned  Fiscal  Agency
Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this certificate is presented by an authorized  representative  of The Depository Trust Company,  a New York corporation  (55 Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for registration of transfer,  exchange or payment,  and any certificate  issued is registered in the name of
Cede & Co. or in such other  name as is  requested  by an  authorized  representative  of the  Depository  (and any payment  is made to Cede & Co. or to such other  entity as is  requested  by an  authorized  representative  of the
Depository),  ANY  TRANSFER,  PLEDGE OR OTHER USE HEREOF  FOR VALUE OR  OTHERWISE  BY OR TO ANY PERSON IS  WRONGFUL
inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO.  NZ-A0002                                                 CUSIP: 683234TC2
SERIES:  NZ                                                   ISIN:    US683234TC22

                                                PROVINCE OF ONTARIO
                                           4.125% BOND DUE MAY 14, 2013

                  The Province of Ontario (the  "Province"),  for value received,  hereby promises to pay to Cede &
Co., or its  registered  assigns,  the principal sum of THREE  HUNDRED  FIFTY MILLION EURO (EUR  350,000,000)  (the
"Principal  Amount"),  referring to the single currency of those member states of the European Union  participating in the European  Monetary Union from time to time, on May 14, 2013 (the  "Maturity  Date") (or on such earlier date as the Principal  Amount may become payable  hereunder),  upon  presentation  and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined  below),  if any, at the rate of 4.125% per annum from May 14, 2003 until the  principal  hereof is paid.  Interest on this Bond will be payable  annually in arrears on the 14th day of May in each year (each such date, an "Interest Payment Date"), commencing May 14, 2004.

                  This is a fully  registered  Global  Bond (the  "Global  Bond") in respect  of a duly  authorized issue of debt  securities  of the  Province  designated  as its 4.125% Bonds due May 14, 2013 (the  "Bonds").  This
Global Bond is limited in aggregate  principal  amount to EUR  350,000,000.  This Global Bond and all the rights of the  registered  holder hereof are expressly  subject to a Fiscal  Agency  Agreement  dated as of May 14, 2003 (the
"Fiscal  Agency  Agreement")  between the  Province  and The Bank of New York,  as fiscal  agent,  transfer  agent, registrar  and  principal  paying  agent (the  "Registrar",  which term  includes any  successor  as fiscal  agent, transfer agent,  registrar and principal  paying agent) to which Fiscal Agency  Agreement  reference is hereby made for a statement of the respective rights,  duties and immunities of the Province,  the Registrar and holders of the
Bonds and the terms upon which the Bonds are,  and are to be,  authenticated  and  delivered.  This Global Bond and the Fiscal Agency Agreement  together  constitute a contract,  all the terms and conditions of which the registered holder by  acceptance  hereof  assents to and is deemed to have notice of.  Capitalized  terms not  defined  herein shall have the meaning  assigned to them in the Fiscal Agency  Agreement.  Further  references  herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

                  This  Global  Bond is issued  under  the  authority  of an Order of the  Lieutenant  Governor  in
Council of Ontario,  made pursuant to the Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this Global Bond is a charge on and payable out of the Consolidated  Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference  or priority.  This Global Bond ranks equally with all of the Province's  other unsecured and  unsubordinated  indebtedness  and  obligations  from time to time outstanding.

                  Interest on this Global Bond will  accrue  from the most recent  Interest  Payment  Date to which interest  has been paid,  or, if no interest  has been paid or duly  provided  for,  from May 14,  2003,  until the principal  hereof has been paid or duly made  available  for  payment.  Any overdue  principal  or interest on this
Global Bond shall bear interest at the rate of 4.125% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full  amount of the monies  payable has been  received  by the  Registrar  and notice to that effect  has been  given in  accordance  with the  provisions  set  forth  herein.  The  interest  so  payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this
Global Bond (or one or more  predecessor  Global  Bonds) is registered at the close of business on May 1st (whether or not a Business  Day, as defined  below) next  preceding  such  Interest  Payment  Date (each such day a "Regular
Record  Date").  Any such interest not so punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor  Global  Bonds) is  registered  at the close of  business on a special record date for the payment of such defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the  registered  holder  hereof not less than ten (10) days prior to such special  record  date,  or be paid at any time in any other lawful manner.  Interest  payments on this Global Bond will include  interest accrued to but excluding the Interest Payment Dates.

                  Whenever it is  necessary  to compute any amount of accrued  interest in respect of the Bonds for a period of less than one full year,  such  interest  shall be calculated on the basis of the actual number of days in the period and a year of 365 or 366 days, as the case may be.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without  affecting the  interest  payable  to the  registered  holder of this  Global  Bond,  the  yearly  rate of  interest  which is equivalent  to the rate of interest  for any period of less than one year is the rate of  interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month period  constituting such year and  commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the  Maturity  Date,  any  Interest  Payment  Date or any  Redemption  Date (as
defined in the Fiscal  Agency  Agreement)  with  respect to this  Global Bond shall be a day that is not a Business
Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest shall be paid in respect of the delay in such payment,  unless such next  following  Business Day falls in the next  succeeding  calendar  month,  in which case the related  payment will be made on the immediately preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business  Day" means a day (1) on which banking  institutions  in the City of New York, the City of London and the City of Toronto are not
authorized  or  obligated  by law or  executive  order to be closed and (2) on which the  Trans-European  Automated
Real-Time Gross Settlement Express Transfer (TARGET) system is open.

                  If Bonds in definitive  registered  form are issued in exchange for this Global Bond,  payment of the  principal of such Bonds will be made in euro upon  presentation  and  surrender of such Bonds at the office of the Registrar  maintained  for that purpose in the Borough of Manhattan,  The City and State of New York, or at the
office of any Paying Agent  appointed by the Province  for such purpose  pursuant to the Fiscal  Agency  Agreement.
Payment  of  interest  due  prior  to or on the  Maturity  Date  will be made by  forwarding  by post or  otherwise delivering a cheque  payable in euro,  to the  registered  addresses  of  registered  holders of Bonds,  or, at the option of the  Province,  otherwise  transferring  funds to the  registered  holders of the Bonds.  If the Maturity
Date,  the  Redemption  Date or any Interest  Payment Date is a Business Day but is a day on which any Paying Agent is closed at the  applicable  place of  payment,  the  registered  holder  will not be  entitled to payment at such location until the next  succeeding day on which banking  institutions  in such place of payment are not authorized or obligated by law or executive  order to be closed and no further  interest  shall accrue in respect of the delay in such payment.

                  Payment of the  principal  of and  interest on the Bonds will be made in such coin or currency of those member states of the European  Union  participating  in the European  Monetary Union from time to time, as at the time of payment, is legal tender for payment of public and private debts.

                  This Global Bond is not subject to any sinking  fund and is not  redeemable  at the option of the
Province,  unless certain events occur involving  Canadian taxation as set forth below, and is not repayable at the option of the holder prior to the Maturity Date.

                  All  payments  of, or in respect of,  principal  of and interest on this Global Bond will be made without  withholding  of or deduction  for, or on account of, any present or future taxes,  duties,  assessments or charges of whatsoever  nature  imposed or levied by or on behalf of the  Government  of Canada,  or any province or political  subdivision  thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties,  assessments  or charges  are  required by law or by the  administration  or  interpretation  thereof to be withheld or deducted.  In that event,  the Province  (subject to its right of  redemption  described  herein below)
will pay to the registered  holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after  withholding  or deduction of the said taxes,  duties,  assessments or charges) in the payment to the holders of Bonds of the amounts which would  otherwise  have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a beneficial  owner of which is subject to such taxes,  duties,  assessments or charges in respect of such
         Bond by reason of such owner being  connected  with Canada  otherwise  than merely by the  ownership  as a non-resident of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the  Relevant  Date,  except to the extent that the holder thereof  would have been  entitled to such  Additional  Amounts on the last day of such period of 15 days.
         For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

(i)      the date on which the payment in respect of such Bond becomes due and payable; or

(ii)     if the full  amount of the moneys  payable on such date in respect of such Bond has not been  received  by the  Registrar  on or prior to such  date,  the date on  which  notice  is duly  given to the holders of Bonds that such moneys have been so received.

                  Unless  previously  redeemed for tax reasons,  as provided below, or repurchased by the Province, the Principal Amount of this Global Bond is due and payable on May 14, 2013.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time, on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders  of Bonds in  accordance with Section 19 of the Fiscal  Agency  Agreement  (which  notice shall be  irrevocable),  at 100% of the  principal amount  thereof,  together with interest  accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment to, the laws or  regulations  of Canada or any province or  political  subdivision  thereof,  or any  authority  thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or regulations,  which change or amendment  becomes  effective on or after May 7, 2003, and (b) such obligation cannot be avoided by the Province taking reasonable  measures  available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest  date on which the Province  would be obliged to pay such
Additional  Amounts  were a payment in respect of the Bonds  then due.  Prior to the  publication  of any notice of redemption  pursuant to this  paragraph,  the Province  shall deliver to the  Registrar a certificate  signed by an officer of the  Province  stating  that the  Province is entitled to effect  such  redemption  and setting  forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The Registrar has been  appointed  registrar  for the Bonds,  and the Registrar  will maintain at its office in the Borough of Manhattan,  The City and State of New York, a register  (herein,  the  "Register") for the  registration of Bonds and the  registration of transfers and exchanges of Bonds.  Subject to the  limitations, terms and  conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and thereupon the Registrar shall issue and  register  in the name of the  transferee,  in  exchange  herefor,  a new  Global  Bond (or other  global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal  Agency  Agreement, this Global Bond is  exchangeable  at the office of the Registrar for Bonds in definitive  registered  form without coupons of authorized  denominations of EUR 1,000 and integral  multiples  thereof in an equal aggregate  principal amount and having  identical  terms and  conditions  as this Global Bond,  except to the extent that such terms and conditions  specifically  relate  to this  Global  Bond as a  global  security.  On or  after  such  exchange,  the
Registrar,  to the extent  reasonably  practicable  in the  circumstances,  shall make all  payments  to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred  after the record date for such payment.  If this Global Bond is  surrendered  for transfer,  it shall be  accompanied  by a written  instrument of transfer in form  satisfactory  to the Registrar and executed by the  registered  holder in person or by the holder's  attorney duly  authorized in writing.  No service charge will be imposed for any such  transfers  and  exchanges in the normal  course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to  register  any  transfer or exchange of this Global Bond during the period from any Regular  Record Date to the  corresponding  Interest  Payment  Date or during the period from the Redemption  Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption  Date.  Neither the
Province nor the Registrar shall be required to make any exchange of Bonds,  if as a result  thereof,  the Province may incur adverse tax or other similar  consequences  under the laws or regulations of any  jurisdiction  in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal  Agency  Agreement  shall alter or impair the obligation of the Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the Registrar and any Paying Agent may treat the holder in whose name this Global
Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue,  and none of the  Province,  the  Registrar  or any  Paying  Agent  shall be  affected  by notice to the  contrary.  All payments to or on the order of the  registered  holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  This Global Bond will become void unless  presented for payment  within a period of the lesser of six (6) years, or the period prescribed by law, from the Relevant Date (as defined above) for payment hereof.

                  The Province and the Registrar  may, at any time or from time to time,  without  notice to or the consent of the registered  holder of any Bond, enter into one or more agreements  supplemental to the Fiscal Agency
Agreement to create and issue  further  bonds ranking pari passu with the Bonds in all respects (or in all respects except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first payment of  interest  following  the issue date of such  further  bonds) and so that such  further  bonds  shall be consolidated  and form a single  series  with the Bonds and shall have the same terms as to status,  redemption  or otherwise as the Bonds.

                  The Fiscal  Agency  Agreement  and the Bonds may be amended by the Province on the one hand,  and the Registrar,  on the other hand,  without notice to or the consent of the registered  holder of any Bond, for the purpose of curing any  ambiguity,  or curing,  correcting  or  supplementing  any  defective  provisions  contained therein or herein,  or effecting  the issue of further  bonds as  described  above or in any other manner which the
Province may deem  necessary or desirable and which,  in the reasonable  opinion of the Province,  on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of
Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the
Province to the Fiscal Agency Agreement  (except as provided in the two immediately  preceding  paragraphs) and the
Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all registered holders of Bonds,  whether  present  or not;  however,  no such  modification  or  amendment  to the Fiscal  Agency
Agreement or to the terms and  conditions of the Bonds may,  without the consent of the  registered  holder of each such Bond  affected  thereby:  (a) change the Maturity  Date of any such Bond or change any Interest  Payment Date;
(b) reduce the principal amount of any such Bond or the rate of interest  payable thereon;  (c) change the currency of payment of any such Bond; (d) impair the right to institute  suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification or amendment of the Fiscal Agency Agreement or the terms and conditions of the
Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term  "Extraordinary  Resolution"  is defined in the Fiscal Agency  Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than  66-2/3% of the  principal  amount of Bonds  represented  at the  meeting  in person or by proxy and voted on the resolution  or as an  instrument  in writing  signed by the  registered  holders of not less than 66-2/3% in principal amount of the  outstanding  Bonds.  The quorum at any such meeting for passing an  Extraordinary  Resolution is one or more  registered  holders of Bonds  present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time  outstanding,  or at any adjourned meeting called by the Province or the Registrar, one or more persons being or representing  registered  holders of Bonds whatever the principal  amount of the Bonds so held or represented.

                  All notices to the  registered  holders of Bonds will be  published  in English in the  Financial
Times in London,  The Wall Street Journal in New York,  U.S.A.,  The Globe and Mail in Toronto,  Canada and as long as the Bonds are  listed on the  Luxembourg  Stock  Exchange  and the rules of the  Luxembourg  Stock  Exchange  so require,  notices will be published in a leading  newspaper  having  general  circulation  in Luxembourg  (which is expected  to be the  Luxemburger  Wort).  If at any time  publication  in any such  newspaper  is not  practicable, notices will be valid if published in an English  language  newspaper  with general  circulation  in the respective market  regions as the Province,  with the approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

                  For so long as the Bonds are listed on the  Luxembourg  Stock  Exchange  and if the rules of such stock  exchange on which the Bonds are listed so require,  the  Province  agrees to appoint and maintain a transfer and paying agent in Luxembourg.

                  Unless the  certificate  of  authentication  hereon has been  executed by the Registrar by manual signature,  this Global Bond shall not be entitled to any benefit under the Fiscal Agency  Agreement or be valid or obligatory for any purpose.

                  IN WITNESS  WHEREOF,  the Province of Ontario,  pursuant to due  authorization of law, has caused this Global Bond to be duly  executed by an  authorized  representative  and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  May 14, 2003                                      PROVINCE OF ONTARIO

                                                          By:
                                                             -----------------------------------------------
                                                              Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the  series  designated  therein  referred  to in the  within-mentioned  Fiscal  Agency
Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

                                                                                Underwriting Agreement
                                                                                                     CONFORMED COPY
                                             Dated as of May 7, 2003

                                                PROVINCE OF ONTARIO

                                                  EUR 750,000,000

                                           4.125% Bonds due May 14, 2013

                                              UNDERWRITING AGREEMENT

                                                Province of Ontario

                                               Underwriting Agreement

                                                                                                        May 7, 2003

Deutsche Bank AG London
Merrill Lynch International
As representatives of the several Underwriters
c/o  Deutsche Bank AG London
     Winchester House
     1 Great Winchester Street
     London   EC2N 2DB
     England

Dear Sirs:

                  The  Province  of  Ontario  (the  "Province")  proposes  to  sell  the  principal  amount  of its securities  identified  in Schedule I hereto (the  "Securities")  to the  underwriters  named in Schedule II hereto
(the "Underwriters"),  for whom you are acting as representatives (the "Representatives").  The Securities,  except for the Securities  initially  distributed in the United States (as certified by the  Underwriters  in their letter delivered to the Province  pursuant to Section  5(b)),  are referred to herein as the  "Offshore  Securities".  The
Securities  will be issued in the form of one or more fully  registered  permanent  global  securities (the "Global
Securities")  registered  in the name of Cede & Co.,  as the  nominee  of The  Depository  Trust  Company  ("DTC"), subject to the  provisions  of the fiscal  agency  agreement  identified  on Schedule I hereto (the "Fiscal  Agency
Agreement").  This  is to  confirm  the  arrangements  with  respect  to  the  purchase  of the  Securities  by the
Underwriters.

1.       Representations  and  Warranties.   The  Province  represents  and  warrants  to,  and  agrees  with,  the
         --------------------------------
Underwriters that:

(i)      The Province has filed with the  Securities  and Exchange  Commission  (the  "Commission")  a registration statement or  registration  statements  under  Schedule B of the  Securities  Act of 1933, as amended (the
         "Securities  Act"),  which has or have become effective,  for the registration of any Securities which may be sold in the United States under the Securities  Act. Each such  registration  statement,  as amended at the date of this  Agreement,  complies in all material  respects with the  requirements  of the Securities
         Act and the  rules  and  regulations  thereunder.  The  Province  proposes  to file  with  the  Commission pursuant to Rule 424 under the  Securities  Act a  supplement  to the form of  prospectus  included in the most recent  registration  statement,  or amendment  thereto,  filed with the  Commission  relating to the
         Securities  and  the  plan  of  distribution  thereof  and  has  advised  you of all  further  information
         (financial and other) with respect to the Province to be set forth  therein.  The  registration  statement or registration  statements,  including the exhibits  thereto and the documents  incorporated by reference therein,  as  amended  at the date of this  Agreement,  is or are  hereinafter  called  the  "Registration
         Statement";  the prospectus in the form in which it appears in the Registration  Statement,  including the documents  incorporated  by  reference  therein,  is  hereinafter  called  the  "Basic  Prospectus";  such supplemented  form of prospectus,  in the form in which it shall be filed with the Commission  pursuant to
         Rule 424 (including the Basic  Prospectus as so  supplemented),  including the documents  incorporated  by reference  therein,  is hereinafter called the "Final  Prospectus";  and any preliminary form of the Final
         Prospectus which has heretofore been filed pursuant to Rule 424,  including the documents  incorporated by reference therein, is hereinafter called the "Preliminary Final Prospectus".

(ii)     The documents filed by the Province with the Commission  pursuant to the Securities  Exchange Act of 1934, as amended (the "Exchange Act") that are  incorporated by reference in the Final  Prospectus,  at the time they were filed with the  Commission,  complied in all  material  respects  with the  requirements  of the
         Exchange Act and the rules and regulations thereunder.

(iii)    As of the date  hereof,  when the  Final  Prospectus  is  first  filed  pursuant  to Rule  424  under  the
         Securities  Act,  when,  prior  to the  Closing  Date  (as  hereinafter  defined),  any  amendment  to the
         Registration  Statement becomes  effective,  when any supplement to the Final Prospectus is filed with the
         Commission and at the Closing Date,  (a) the  Registration  Statement,  as amended as of any such time and the Final  Prospectus,  as amended or  supplemented  as of any such time,  complied and will comply in all material  respects with the applicable  requirements  of the Securities Act and the rules and  regulations thereunder  and (b) the  Registration  Statement,  as  amended  as of any such  time,  did not or will not contain any untrue  statement of a material  fact or omit to state any material fact required to be stated
         therein or necessary in order to make the statements  therein not misleading and the Final Prospectus,  as amended or supplemented  as of any such time, will not contain any untrue  statement of a material fact or omit to  state  any  material  fact  required  to be  stated  therein  or  necessary  in order to make the statements  therein,  in the light of the  circumstances  under  which  they were  made,  not  misleading;
         provided,  however,  that the  Province  makes no  representations  or  warranties  as to the  information contained in or omitted from the Registration  Statement or the Final Prospectus or any amendment  thereof or  supplement  thereto in reliance upon and in conformity  with  information  furnished in writing to the
         Province  by or on  behalf  of  any  Underwriter  through  the  Representatives  specifically  for  use in connection with the preparation of the Registration Statement and the Final Prospectus.

(iv)     None of the  Province,  its  affiliates  or any  person  acting  on its or their  behalf  (other  than the
         Underwriters,  as to whom no  representation  or  warranty is made) has  engaged in any  directed  selling efforts (as such term is defined in Regulation S under the Securities Act  ("Regulation  S")) with respect to the Offshore Securities.

2.       Purchase  and Sale.  Subject to the terms and  conditions  and in reliance  upon the  representations  and
         ------------------
warranties herein set forth, the Province agrees to sell to each Underwriter,  and each Underwriter,  severally and not  jointly,  agrees to purchase  from the  Province,  at the purchase  price set forth in Schedule I hereto,  the principal amount of the Securities set forth opposite such Underwriter's name in Schedule II hereto.

3.       Delivery  and  Payment.  Delivery of and payment for the  Securities  shall be made at the office,  on the
         ----------------------
date and at the time  specified  in Schedule I hereto (or such later date not later than five  business  days after such  specified  date as the  Representatives  and the  Province  shall  agree  upon),  which  date and time may be postponed by agreement  between the  Representatives  and the  Province or as provided in  Section 10  hereof (such date and time of delivery and payment for the  Securities  being herein  called the  "Closing  Date").  Delivery of the Global  Securities shall be made to the  Representatives  or to their order for the respective  accounts of the several  Underwriters  against  payment by the several  Underwriters  through the  Representatives  of the purchase price thereof to the Province in  immediately  available  (same day) funds by transfer to a euro account  specified by the Province.  The Global  Securities  shall be substantially in the form annexed to the Fiscal Agency Agreement and registered in the name of Cede & Co., as nominee of DTC.

                  The  Global   Securities   shall  be  made   available  for   inspection   and  checking  by  the
Representatives  in  Toronto,  Ontario not later than 3:00 P.M.  (Toronto  time) on the  business  day prior to the
Closing Date. For purposes of this  Agreement,  "business  day" shall mean a day (i) on which banking  institutions in the City of New York,  the City of London and the City of Toronto  are not  authorized  or  obligated  by law or executive order to be closed and (ii) on which the  Trans-European  Automated  Real-Time Gross  Settlement  Express
Transfer (TARGET) system is open.

4.       Listing.  The Province  agrees with the  Underwriters  to file or cause to be filed an application to list
         -------
the Securities on the  Luxembourg  Stock  Exchange (the "Stock  Exchange")  prior to the Closing Date. The Province further agrees to furnish to the Stock Exchange all documents,  instruments,  information and  undertakings  and to publish  all  advertisements  or other  material  that may be  necessary  in order to  effect  the  listing  of the
Securities  and to cause the listing of the  Securities on the Stock Exchange to be continued for so long as any of the Securities remain outstanding;  provided,  however, that if in the opinion of the Province, the continuation of such listing shall become unduly  onerous,  then the Province may delist the  Securities  from the Stock  Exchange;
provided,  further,  that if the  Securities are to be so delisted from the Stock  Exchange,  the Province will use its best efforts to obtain the listing of the Securities on another securities  exchange  reasonably  acceptable to the  Representatives  and the Province  prior to the  delisting  from the Stock  Exchange.  The  provisions of this section shall apply to any other securities exchange on which the Securities may be listed mutatis mutandis.

5.       Agreements.  (a)  The Province and the Underwriters agree that:
         ----------

(i)      Prior to the  termination of the offering of the  Securities,  the Province will not file any amendment to the  Registration  Statement,  any  supplement  to the Final  Prospectus  or any document  that would as a result thereof be  incorporated  by reference in the Final  Prospectus,  unless the Province has furnished to the  Underwriters  a copy for  their  review  prior  to  filing  and  will  not file any such  proposed amendment,  supplement  or  document  to  which  the  Underwriters  reasonably  object,  except  that  the
         Underwriters  may not object to the filing,  as exhibits to an amendment on Form 18-K/A to the  Province's
         Annual  Report on Form 18-K,  of reports  prepared by the Province and the Ontario  Electricity  Financial
         Corporation  in the ordinary  course.  Subject to the  foregoing  sentence,  the  Province  will cause the
         Final  Prospectus  to be filed (or  mailed for  filing)  with the  Commission  pursuant  to Rule 424.  The
         Province  will  promptly  advise the  Representatives  (i) when the Final  Prospectus or any document that would as a result thereof be incorporated by reference in the Final  Prospectus  shall have been filed (or mailed for filing) with the Commission,  (ii) when any amendment to the  Registration  Statement  relating to the Securities  shall have become  effective,  (iii) of any request by the Commission for any amendment of  the  Registration  Statement  or  amendment  of or  supplement  to the  Final  Prospectus  or for  any additional  information  relating  thereto  or to any  document  incorporated  by  reference  in the Final
         Prospectus,  (iv) of the issuance by the Commission of any stop order suspending the  effectiveness of the
         Registration  Statement or the  institution  or  threatening of any proceeding for that purpose and (v) of the receipt by the Province of any  notification  with respect to the suspension of the  qualification  of the  Securities for sale in any  jurisdiction  or the initiation or threatening of any proceeding for such purpose.  The  Province  will use its best  efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(ii)     If, at any time when a  prospectus  relating  to the  Securities  is required  to be  delivered  under the
         Securities  Act,  any  event  occurs  as a  result  of which  the  Final  Prospectus  as then  amended  or supplemented  would  include any untrue  statement of a material  fact or omit to state any material  fact necessary  to make the  statements  therein in the light of the  circumstances  under which they were made not  misleading,  or if it shall be necessary to amend or supplement  the Final  Prospectus to comply with the Securities Act or the rules and regulations  thereunder,  the Province  promptly will prepare and file with the  Commission,  subject to the first  sentence of paragraph  (a)(i) of this Section 5, an amendment or  supplement  at its own expense  which will  correct such  statement or omission or an amendment  which will effect such compliance.

(iii)    The Province will make generally  available to its security holders and to the  Representatives as soon as practicable  after the close of its first fiscal year beginning  after the date hereof,  statements of its revenues and  expenditures  for such fiscal year which will satisfy the provisions of Section 11(a) of the
         Securities Act and the applicable rules and regulations thereunder.

(iv)     The  Province  will  furnish  to  the  Representatives,  upon  request,  without  charge,  copies  of  the
         Registration  Statement  (including exhibits thereto and documents  incorporated by reference therein) and each  amendment  thereto  which shall  become  effective  on or prior to the Closing  Date and, so long as delivery of a prospectus  by an  Underwriter  or a dealer may be required by the  Securities  Act, as many copies of any  Preliminary  Final  Prospectus  and the Final  Prospectus  and any  amendments  thereof and supplements thereto as the Representatives may reasonably request.

(v)      The  Province  will  arrange  for  the  qualification  of the  Securities  for  offer  and  sale  and  the determination  of their  eligibility  for investment  under the  securities  laws of such states and other jurisdictions  of the  United  States  as  the  Representatives  may  designate  and  will  maintain  such qualifications  in effect so long as required for the distribution of the Securities;  provided,  however, that the Province  shall not be obligated to consent to general  service of process  under the laws of any state or other jurisdiction.

(vi)     The Province will pay (i) all expenses in connection with the preparation,  issue,  execution and delivery of the Securities  (including  fees of the registrar,  fiscal agent,  transfer agent and paying agents and the  fees  and  expenses  of the  Province's  legal  advisors),  (ii)  the  fee  incurred  in  filing  the
         Registration  Statement  (including  all  amendments  thereto)  with  the  Commission,  (iii)  all  costs, expenses,  fees or  commissions,  payable  on or in  connection  with  the  granting  of  listing  for the
         Securities on the Stock  Exchange,  (iv) any fee payable to rating  services in connection with the rating of the Securities,  (v) all costs incurred in connection with the printing of the Registration  Statement, the Basic  Prospectus,  the Final  Prospectus and each  preliminary  prospectus  (including all amendments thereof or  supplements  thereto)  and the cost of  delivering  the same to  locations  designated  by the
         Representatives  and  satisfactory  to the Province in its reasonable  judgment,  (vi) the cost of copying
         the  documents   incorporated   by  reference  in  the  Final   Prospectus  in  such   quantities  as  the
         Representatives  may  reasonably  request and the cost of delivering  the same to locations  designated by the  Representatives  and  satisfactory  to the  Province in its  reasonable  judgment and (vii) all stamp duties or other like taxes and duties or value added taxes  payable  under the laws of the United  Kingdom upon and in connection with the execution,  issue and  subscription of the Securities or the execution and delivery of this Agreement and the Fiscal Agency  Agreement.  Except as provided in Section 9 hereof,  the
         Province shall not be required to pay or bear any fees or expenses of the Underwriters.

(b)      The  Underwriters  agree with the  Province to deliver to the  Province a letter prior to the Closing Date containing the total sales of the Securities  made in the initial  distribution  in the United States together with an estimate of the number of  Securities  reasonably  expected  to be sold  within the United  States in  secondary market  transactions  within 40 days of the Closing Date;  provided,  however,  that the Underwriters shall bear no responsibility  for any  discrepancy  between such  estimate and the actual  number of  Securities  sold within the
United States pursuant to such secondary market transactions in such time period.

6.       Selling Restrictions.
         --------------------

(a)      United States.  The  Underwriters,  on behalf of themselves and each of their affiliates that participates
         -------------
in the  initial  distribution  of the  Securities,  represent  to and agree  with the  Province  that the  Offshore
Securities  have not been and will not be  registered  under  the  Securities  Act and may not be  offered  or sold within the United  States or its  possessions  or to, or for the  account or benefit  of,  U.S.  persons  except in accordance  with  Regulation S or pursuant to an exemption  from the  registration  requirements  of the Securities
Act.  Accordingly,  neither the  Underwriters  nor any such  affiliate  has engaged or will engage in any  directed selling  efforts with respect to the Offshore  Securities in violation of Regulation S, and all offers and sales of the  Offshore  Securities  by the  Underwriters  and each of their  affiliates  that  participates  in the  initial distribution  of the Securities  have occurred or will occur in offshore  transactions,  as such term is defined in
Regulation S. In addition,  the  Underwriters  and each such  affiliate  will not sell any Securities in the United
States or in  circumstances  where  registration  of the  Securities  is required  under the  Securities  Act in an offering amount in excess of US$208,932,500 or its equivalent.

(b)      United  Kingdom.   The  Underwriters,   on  behalf  of  themselves  and  each  of  their  affiliates  that
         ---------------
participates  in the initial  distribution  of the  Securities,  represent to and agree with the Province that they and each of their  respective  affiliates  have  complied  and will comply with all  applicable  provisions  of the
Financial  Services  and Markets Act 2000 (the  "FSMA")  with  respect to anything  done by them in relation to the
Securities in, from or otherwise involving the United Kingdom.

(c)      Japan.  The Securities  have not been and will not be registered  under the Securities and Exchange Law of
         -----
Japan and,  accordingly,  the  Underwriters,  on behalf of themselves and each of their respective  affiliates that participates  in the initial  distribution  of the  Securities,  have undertaken that they have not offered or sold and will not offer or sell any  Securities,  directly  or  indirectly,  in Japan or to, or for the  benefit of, any
Japanese Person or to others for re-offering or resale,  directly or indirectly,  in Japan or to or for the benefit of any Japanese  Person except  pursuant to an exemption from the  registration  requirements of the Securities and
Exchange  Law of Japan,  and  under  circumstances  which  will  result in  compliance  with all  applicable  laws, regulations and guidelines  promulgated by the relevant  Japanese  governmental  and regulatory  authorities and in effect at the  relevant  time.  For the  purposes  of this  paragraph,  "Japanese  Person"  shall  mean any  person resident in Japan,  including any  corporation or other entity  organized  under the laws of Japan.  As part of the offering  of the  Securities,  the  Underwriters  may offer the  Securities  in Japan to a list of 49  offerees  in accordance with this Section 6(c).

(d)      Hong  Kong.  The  Underwriters,  on behalf of  themselves  and each of their  respective  affiliates  that
         ----------
participates  in the initial  distribution  of the  Securities,  represent to and agree with the Province that they and each of their respective  affiliates have not, directly or indirectly,  offered to sell the Securities and will not offer to sell the  Securities  in Hong Kong, by means of any  document,  other than to persons  whose  ordinary business is to buy or sell shares or debentures,  whether as principal or agent, or in  circumstances  which do not constitute  an offer to the public  within the  meaning of the  Companies  Ordinance  (Cap.  32) of Hong Kong,  and
unless  permitted to do so under the securities laws of Hong Kong,  have not issued or had in their  possession for the  purpose  of issue,  and will not issue or have in their  possession  for the  purpose  of issue,  directly  or indirectly,  any invitation,  document or  advertisement  relating to the Securities other than with respect to the
Securities  intended to be disposed of to persons outside Hong Kong or only to persons whose business  involves the acquisition, disposal, or holding of securities, whether as principal or agent.

(e)      Sale and  Distribution.  In addition to the  provisions of Sections 6(a) to (d) above,  the  Underwriters,
         ----------------------
on behalf of themselves and each of their respective  affiliates that  participates in the initial  distribution of the  Securities,  represent  to and agree  with the  Province  that (i) no action  has been or will be taken in any jurisdiction  other than the United States by the Province or any  Underwriter  that would permit a public offering of the Securities or possession or distribution of the Basic  Prospectus,  any Preliminary  Final Prospectus or the
Final Prospectus or any other offering material in relation thereto,  in or from any country or jurisdiction  where action for that purpose is required and (ii) they and each of their  respective  affiliates have not offered,  sold or  delivered  and they  will not  offer,  sell or  deliver,  directly  or  indirectly,  any of the  Securities  or distribute the Basic  Prospectus,  any Preliminary  Final  Prospectus or the Final Prospectus or any other offering material  relating to the Securities,  in or from any  jurisdiction  except under  circumstances  that will, to the best of their knowledge and belief, after reasonable  investigation,  result in compliance with the applicable laws and  regulations  thereof and which will not impose any  obligations  on the  Province  except as contained in this
Agreement.

(f)      Authorizations.  Without  prejudice  to the  provisions  of Sections  6(a) to (e) above and except for the
         --------------
qualification  of the  Securities  for offer and sale and the  determination  of their  eligibility  for investment under the  applicable  securities  laws of such  jurisdictions  as the  Representatives  may designate  pursuant to
Section 5(a)(v),  the Province shall not have any responsibility  for, and the Underwriters agree with the Province that the  Underwriters  and their  respective  affiliates  will  obtain,  any  consent,  approval or  authorization required by them for the  subscription,  offer,  sale or delivery by them of any of the  Securities  under the laws and  regulations  in force in any  jurisdiction  to which  they are  subject  or in or from  which  they  make such subscription, offer, sale or delivery of any of the Securities.

7.       Conditions to the Obligations of the  Underwriters.  The  obligations of the  Underwriters to purchase the
         --------------------------------------------------
Securities  shall be subject to the  accuracy of the  representations  and  warranties  on the part of the Province contained  herein as of the date hereof,  as of the date of the  effectiveness of any amendment to the Registration
Statement  filed  prior to the  Closing  Date  (including  the filing of any  document  incorporated  by  reference therein) and as of the Closing  Date, to the accuracy of the  statements  of the Province made in any  certificates pursuant to the  provisions  hereof,  to the  performance by the Province of its  obligations  hereunder and to the following additional conditions:

(a)      No stop order suspending the  effectiveness of the Registration  Statement,  as amended from time to time, shall have been issued and no  proceedings  for that purpose  shall have been  instituted  or  threatened;  and the
Final  Prospectus  shall have been filed with the  Commission  pursuant  to Rule 424 not later than 5:00 P.M.,  New
York City  time,  on the second  business  day  following  the date  hereof or  transmitted  by a means  reasonably calculated to result in filing with the Commission by such date.

(b)      The Province shall have furnished to the  Representatives,  on behalf of the Underwriters,  on or prior to the Closing  Date,  a written  opinion  dated the Closing Date of the Deputy  Attorney  General,  Assistant  Deputy
Attorney  General,  Acting Assistant Deputy Attorney General of the Province or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch,  Ministry of Finance,  addressed to the Minister of Finance of the Province to the effect that, based on the assumptions and subject to the qualifications set forth therein:

(i)      this  Agreement has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and the Order or Orders of the  Lieutenant  Governor in Council  applicable  thereto, and constitutes a legal,  valid and binding  agreement of the Province  enforceable in accordance with its terms;

(ii)     the  Fiscal  Agency  Agreement  has been duly  authorized,  executed  and  delivered  by the  Province  in accordance  with the laws of the  Province and the Order or Orders of the  Lieutenant  Governor in Council
         applicable  thereto,  and,  assuming due execution and delivery by the Fiscal Agent,  constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms;

(iii)    the Exchange Rate Agency Agreement dated May 14, 2003 (the "Exchange Rate Agency  Agreement")  between the
         Province  and The Bank of New York,  as  Exchange  Rate  Agent,  has been duly  authorized,  executed  and delivered  by the  Province in  accordance  with the laws of the  Province  and the Order or Orders of the
         Lieutenant  Governor in Council  applicable  thereto,  and,  assuming  due  execution  and delivery by the
         Exchange  Rate Agent,  constitutes a legal,  valid and binding  agreement of the Province  enforceable  in accordance with its terms;

(iv)     the  Securities  have been duly  authorized  and the  Global  Securities  have been duly  executed  by the
         Province in accordance  with the laws of the Province and the Order or Orders of the  Lieutenant  Governor
         in Council  applicable  thereto,  and, when the Global Securities are authenticated in accordance with the provisions of the Fiscal Agency  Agreement and delivered to and paid for by the  Underwriters  pursuant to this Agreement,  they will constitute legal,  valid and binding  obligations of the Province,  enforceable in accordance with their terms;

(v)      the statements in the Final Prospectus  under the headings  "Description of Debt Securities and Warrants--
         Canadian  Income Tax  Considerations"  and  "Taxation-- Canadian  Taxation"  are  accurate in all material respects subject to the qualifications therein stated;

(vi)     the payment of  principal  of and  interest on the  Securities  will be a charge on and payable out of the
         Consolidated  Revenue  Fund of the  Province of Ontario (as defined in the  Financial  Administration  Act
         (Ontario));

(vii)    no  authorization,  consent,  waiver or approval of, or filing,  registration,  qualification or recording with, any  governmental  authority of the Province of Ontario or of Canada is required in connection  with the execution,  delivery and  performance by the Province of this Agreement,  the Fiscal Agency  Agreement or the  Exchange  Rate  Agency  Agreement  or the sale of the  Securities  by the  Province  in the manner contemplated  in this  Agreement and Final  Prospectus,  except for the Order or Orders of the  Lieutenant
         Governor  in Council and an approval  under  section 28 of the  Financial  Administration  Act  (Ontario),
         which have been obtained;

(viii)   no stamp or other  similar  duty or levy is payable  under the laws of the Province of Ontario or the laws of Canada  applicable in the Province in connection  with the execution,  delivery and  performance by the
         Province of this Agreement and the Fiscal Agency  Agreement,  or in connection  with the issue and sale of the Securities by the Province in the manner contemplated in this Agreement and the Final Prospectus; and

(ix)     Her  Majesty  the Queen in right of Ontario  may be sued in the  courts of the  Province  of Ontario  with regard  to  any  claims  arising  out of or  relating  to  the  obligations  of  the  Province  under  the
         Securities.  No law in the Province of Ontario  requires  the consent of any public  official or authority for suit to be brought or  judgment  to be  obtained  against  Her  Majesty  the Queen in right of Ontario arising out of or relating to the  obligations  of the Province  under the  Securities,  though in certain circumstances  prior notice and  particulars of a claim must be given to Her Majesty the Queen in right of
         Ontario.  An amount  payable by Her  Majesty  the Queen in right of  Ontario  under an order of a court of the  Province  of  Ontario  that is final and not  subject to appeal is  payable  out of the  Consolidated
         Revenue Fund of the Province of Ontario pursuant to the Proceedings Against the Crown Act.

(c)      The  Representatives,  on behalf  of the  Underwriters,  shall  have  received  on the  Closing  Date from
Shearman & Sterling,  United  States  counsel to the  Province,  favorable  opinions  dated the Closing Date to the effect that:

(i)      the  statements in the Final  Prospectus  under  "Description  of Bonds",  "Clearing and  Settlement"  and
         "Underwriting",  insofar as such  statements  constitute  a summary  of the legal  matters,  documents  or proceedings  referred to therein,  fairly  present the  information  called for with respect to such legal matters, documents and proceedings;

(ii)     the statements in the Final  Prospectus  under the headings  "Description of Debt Securities and Warrants--
         United States Income Tax Considerations",  as supplemented by "Taxation-- United States Taxation",  to the extent  that  they  constitute  matters  of law or  legal  conclusions,  fairly  present  the  information disclosed therein in all material respects;

(iii)    assuming  the  accuracy  of the  representations  and  warranties  of the  Province  and the  Underwriters contained  herein,  no  registration of the Offshore  Securities  under the Securities Act is required for the  offer,  sale  or  issuance  of the  Offshore  Securities  in the  manner  contemplated  by the  Final
         Prospectus  and this  Agreement,  except that such  counsel  need  express no opinion as to when and under what  circumstances  the Offshore  Securities  may be reoffered or resold in the United  States or to U.S.
         persons;

(iv)     the Registration  Statement and the Final  Prospectus,  excluding the documents  incorporated by reference therein,  and any  supplements  or  amendments  thereto  (other than the  financial  statements  and other financial data and  statistical  data  contained  therein or omitted  therefrom,  as to which such counsel need not  express  any  opinion)  appear on their  face to be  appropriately  responsive  in all  material respects to the  requirements  of the  Securities  Act and the  applicable  rules and  regulations  of the
         Commission thereunder; and

(v)      the documents  incorporated by reference in the Final Prospectus (other than the financial  statements and other  financial and statistical  data contained  therein or omitted  therefrom,  as to which such counsel need express no opinion),  except to the extent that any  statement  therein is modified or  superseded in the Final  Prospectus,  as of the dates they were filed  with the  Commission,  appear on their face to be appropriately  responsive  in all  material  respects  to the  requirements  of the  Exchange  Act and the applicable rules and regulations of the Commission thereunder.

                  Such counsel shall also state that  although they have not verified,  are not passing upon and do not assume any  responsibility  for, the  accuracy,  completeness  or fairness of the  statements  contained in the
Registration  Statement or the Final Prospectus (including the documents  incorporated by reference therein),  such counsel has,  however,  generally  reviewed and  discussed  such  statements  with  representatives  of the Ontario
Financing  Authority and Ministry of Finance of the Province and, in the course of such review and  discussion,  no facts have come to such  counsel's  attention  which  gives them reason to believe  that (A) that the  Registration
Statement  (including the documents  incorporated  by reference  therein,  other than the financial  statements and other  financial data and statistical  data contained  therein or omitted  therefrom,  as to which such counsel has not been requested to comment),  at the time it became effective,  contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the  statements  therein not misleading,  or (B) the Final  Prospectus  as amended or  supplemented,  if  applicable  (including  the  documents incorporated  by reference  therein,  other than the financial  statements and other financial data and statistical data contained  therein or omitted  therefrom,  as to which such counsel has not been requested to comment),  as of the date of such Final  Prospectus as amended or  supplemented,  if applicable,  or the Closing Date,  contained or contains an untrue  statement  of a material  fact or omitted or omits to state a material  fact  necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  In giving  such  opinions,  such  counsel  may rely,  without  independent  investigation,  as to matters  relating  to the  federal  law of Canada or the laws of the  Province  of  Ontario,  on the opinion of the
Deputy Attorney  General,  Assistant  Deputy Attorney  General,  Acting  Assistant  Deputy Attorney  General of the
Province or any solicitor who is an employee of the Crown and seconded to the Legal  Services  Branch,  Ministry of
Finance, rendered pursuant to Section 7(b) hereof.

(d)      The  Representatives,  on behalf of the  Underwriters,  shall have received on the Closing Date from Davis
Polk & Wardwell,  United States counsel for the  Underwriters,  and Stikeman Elliott LLP,  Canadian counsel for the
Underwriters,  favorable  opinions  dated the Closing Date as to the form and validity of the  Securities and as to the  proceedings  and other  related  matters  incident to the issuance and sale of the  Securities  on the Closing
Date, and the  Representatives,  on behalf of the Underwriters,  shall have received on the Closing Date from Davis
Polk &  Wardwell  a  favorable  opinion  dated  the  Closing  Date  with  respect  to the  Registration  Statement,
Preliminary  Final  Prospectus  and the Final  Prospectus  and other  related  matters as the  Representatives  may reasonably  require.  In giving their opinion,  Davis Polk & Wardwell may rely upon the opinion of Stikeman Elliott
LLP as to matters of Canadian and Provincial law.

(e)      The Province shall have furnished to the  Representatives,  on behalf of the Underwriters,  on the Closing
Date a  certificate  of the  Province,  signed by the duly  authorized  officer of the Province (who may rely as to proceedings pending or contemplated upon the best of his knowledge), dated the Closing Date, to the effect that:

(i)      the  representations  and  warranties  of the  Province  in this  Agreement  are true and  correct  in all material  respects on and as of the Closing  Date with the same effect as if made on the Closing  Date and the Province has complied  with all the  agreements  and  satisfied  all the  conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)     no stop order  suspending the  effectiveness of the Registration  Statement,  as amended,  has been issued and no proceedings for that purpose have been instituted or, to the Province's knowledge, threatened; and

(iii)    there has been no material  adverse  change in the  financial,  economic or  political  conditions  of the
         Province from those set forth in or contemplated by the  Registration  Statement and the Final  Prospectus
         other than changes arising in the ordinary and normal course.

(f)      Subsequent  to the execution of this  Agreement and on or prior to the Closing Date,  there shall not have been any decrease in the ratings of any of the Province's  long-term debt securities by Moody's  Investors  Service or Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

(g)      Application  shall  have been made on or prior to the  Closing  Date to list the  Securities  on the Stock
Exchange and the Stock Exchange shall have approved the Securities for listing.

(h)      Prior to the  Closing  Date,  the  Province  shall have  furnished  to the  Representatives  such  further information, certificates and documents as the Representatives may reasonably request.

                  If any of the  conditions  specified  in this  Section 7  shall  not have been  fulfilled  in all material  respects when and as provided in this  Agreement,  or if any of the opinions and  certificates  mentioned above or elsewhere in this Agreement  shall not be in all material  respects  reasonably  satisfactory  in form and substance  to the  Representatives,  this  Agreement  and all  obligations  of the  Underwriters  hereunder  may be cancelled  at, or at any time  prior to,  the  Closing  Date by the  Representatives.  Notice of such  cancellation shall be given to the Province in writing or by telephone or facsimile  transmission,  in either case  confirmed in writing.

8.       Stabilization and  Over-allotment.  Any  over-allotment  or stabilization  transaction by the Underwriters
         ---------------------------------
in connection  with the  distribution  of the  Securities  shall be effected by them on their own behalf and not as agents of the Province,  and any gain or loss arising  therefrom shall be for their own account.  The  Underwriters acknowledge  that the Province has not been  authorized to issue  Securities in excess of the principal  amount set forth in Schedule I hereto.  The  Underwriters  also  acknowledge that the Province has not authorized the carrying out by the Underwriters of stabilization  transactions  other than in conformity with applicable  rules,  including those made  pursuant  to  applicable  United  Kingdom  legislation  and  Regulation  M under the  Exchange  Act (if applicable).

9.       Indemnification and Contribution.
         --------------------------------

(a)      The Province  agrees to indemnify and hold  harmless  each  Underwriter  and each of its  affiliates  that participates  in the initial  distribution  of the Securities  and each person who controls any  Underwriter or any such  affiliate  within the meaning of either the  Securities  Act or the  Exchange Act against any and all losses, claims,  damages or liabilities,  joint or several,  to which they or any of them may become subject under the laws of any  jurisdiction,  including  but not limited to the  Securities  Act, the Exchange Act or other United  States
Federal or state statutory law or regulation,  at common law or otherwise,  insofar as such losses, claims, damages or  liabilities  (or actions in respect  thereof)  arise out of or are based upon any untrue  statement  or alleged untrue  statement  of a  material  fact  contained  in the  Registration  Statement  for  the  registration  of the
Securities as originally filed or in any amendment thereof,  including all documents incorporated by reference,  or in the Basic Prospectus,  any Preliminary Final Prospectus or the Final Prospectus,  or in any amendment thereof or supplement  thereto,  or arise out of or are  based  upon the  omission  or  alleged  omission  to state  therein a material  fact  required to be stated  therein or  necessary to make the  statements  therein not  misleading,  and agrees to  reimburse,  as  incurred,  each such  indemnified  party,  for any  legal or other  expenses  reasonably incurred by them in connection with investigating or defending any such loss, claim,  damage,  liability or action;
provided,  however,  that (i) the  Province  will not be liable in any such case to the extent  that any such loss, claim,  damage or liability  arises out of or is based upon any such untrue  statement or alleged untrue  statement or  omission  or alleged  omission  made  therein in  reliance  upon and in  conformity  with  written  information furnished to the Province by or on behalf of any Underwriter  through the  Representatives  specifically for use in connection  with the  preparation  thereof,  and (ii) such  indemnity  with respect to the Basic  Prospectus or any
Preliminary  Final  Prospectus  shall not enure to the  benefit of any  Underwriter  or  affiliate  thereof (or any person  controlling any Underwriter or affiliate) from whom the person  asserting any such loss,  claim,  damage or liability  purchased  the  Securities  which are the  subject  thereof if such person did not receive a copy of the
Final  Prospectus (or the Final  Prospectus as amended or supplemented) at or prior to the confirmation of the sale of such  Securities  to such  person in any case where such  delivery is  required  by the  Securities  Act and the untrue  statement  or omission of a material  fact  contained  in the Basic  Prospectus  or any  Preliminary  Final
Prospectus  was  corrected in the Final  Prospectus  (or the Final  Prospectus  as amended or  supplemented).  This indemnity agreement will be in addition to any liability which the Province may otherwise have.

(b)      Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Province:

(i)      to the same extent as the  foregoing  indemnity  from the  Province to such  Underwriter,  but only to the extent that such untrue  statement or alleged  untrue  statement or omission or alleged  omission was made in reliance upon and in conformity with written  information  furnished to the Province by or on behalf of such  Underwriter  through the  Representatives  specifically  for use in the preparation of the documents referred to in the foregoing indemnity;

(ii)     against any and all losses,  claims,  damages or liabilities,  joint or several, to which the Province may become subject under the laws of any  jurisdiction,  including but not limited to the Securities  Act, the
         Exchange  Act or other  United  States  Federal or state  statutory  law or  regulation,  at common law or otherwise,  insofar as such losses,  claims,  damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue  statement or alleged  untrue  statement of a material fact  contained in any document  prepared by such  Underwriter  and  distributed by it in connection  with the offering of the  Securities,  or which  arise out of or are based  upon the  omission  or  alleged  omission  to state therein a material fact necessary to make the statements  therein not  misleading,  and which statement or omission is not contained in the Preliminary  Final  Prospectus,  the Final Prospectus or the agreed press releases; and

(iii)    against any and all losses,  claims,  damages or liabilities,  joint or several, to which the Province may become subject arising out of or in connection  with a breach by such  Underwriter (or its affiliates that participate in the initial  distribution of the Securities) of any  representation,  or failure to perform or observe any agreement, contained in Section 6 of this Agreement.

                  Each  Underwriter,  severally  and not jointly,  agrees to reimburse,  as incurred,  any legal or other expenses  reasonably  incurred by the Province in connection with  investigating  or defending any such loss, claim,  damage,  liability or action  referred to in clauses (i), (ii) and (iii) above.  This  indemnity  agreement will be in addition to any liability  which any  Underwriter  may otherwise  have. The Province  acknowledges,  for the purposes of clause (i) above,  that the statements set forth under the heading  "Underwriting"  (except for the statements in the paragraphs  relating to the FSMA and the securities  laws of Japan and Hong Kong and the sentence relating to stamp taxes and other  charges and expenses of the  offering) in any  Preliminary  Final  Prospectus or the Final Prospectus  constitute the only information  furnished in writing by or on behalf of the Underwriters for inclusion in any of the documents referred to in the foregoing  indemnity,  and the Underwriters  confirm that such statements are correct.

(c)      Each of the Province and the Underwriters  agree that the  Underwriters  shall have and hold the covenants of the  Province  contained  in this  Section 9 in respect of the  Underwriters'  controlling  persons  (as defined above) and  affiliates  in trust for the benefit of their  controlling  persons and  affiliates.  The  Underwriters agree to accept the trusts in this  paragraph  (c) declared and provided for and agree to enforce  those  covenants on behalf of such persons.

(d)      Promptly after receipt by an indemnified  party under this Section 9 of notice of the  commencement of any action,  such indemnified  party will, if a claim in respect thereof is to be made against the  indemnifying  party under this Section 9,  notify the indemnifying  party in writing of the commencement  thereof;  but the omission so to notify the  indemnifying  party  will not  relieve it from any  liability  which it may have to any  indemnified party otherwise than under this Section 9.

                  In case  any  such  action  is  brought  against  any  indemnified  party,  and it  notifies  the indemnifying  party of the  commencement  thereof,  the  indemnifying  party will be  entitled  to appoint  counsel satisfactory to such indemnified party to represent the indemnified party in such action;  provided,  however, that if the  defendants  in any such  action  include  both the  indemnified  party and the  indemnifying  party and the indemnified  party shall have  reasonably  concluded that there may be legal defenses  available to it and/or other indemnified  parties which are  different  from or additional to those  available to the  indemnifying  party,  the indemnified  party or parties  shall have the right to select  separate  counsel to defend such action on behalf of such  indemnified  party or parties.  An  indemnifying  party will not,  without the prior  written  consent of the indemnified  parties  (which  consent  shall not be  unreasonably  withheld or delayed),  settle or  compromise  or consent to the entry of any judgment with respect to any pending or threatened  claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether  or not the  indemnified parties are actual or potential  parties to such claim or action)  unless such  settlement,  compromise  or consent includes an unconditional  release of each indemnified party from all liability arising out of such claim,  action, suit or  proceeding.  In order to be entitled to an indemnity  with respect to a claim  hereunder,  an  indemnified party will not,  without  the prior  written  consent  of the  indemnifying  parties  (which  consent  shall not be unreasonably  withheld or delayed),  settle or  compromise  or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder  (whether or not the indemnifying  parties are actual or potential parties to such claim or action).

                  Upon receipt of notice from the indemnifying  party to such indemnified  party of its election so to appoint counsel to defend such action and approval by the indemnified  party of such counsel,  the  indemnifying party  will not be  liable  to such  indemnified  party  under  this  Section 9  for any  legal  or other  expenses subsequently incurred by such indemnified party in connection with the defense thereof unless

(i)      the  indemnified  party shall have employed  separate  counsel in accordance with the proviso to the first sentence of the next  preceding  paragraph (it being  understood,  however,  that the  indemnifying  party shall not be liable for the expenses of more than one separate  counsel,  approved by the  Representatives in the  case of  paragraph  (a) of  this  Section 9,  representing  the  indemnified  parties  under  such paragraph (a) who are parties to such action),

(ii)     the indemnifying  party shall not have employed counsel  reasonably  satisfactory to the indemnified party to represent the  indemnified  party within a reasonable  time after notice of commencement of the action,
         or

(iii)    the indemnifying  party has authorized the employment of counsel for the indemnified  party at the expense of the  indemnifying  party;  and except that, if clause (i) or (iii) is applicable,  such liability shall be only in respect of the counsel referred to in such clause (i) or (iii).

(e)      In order to provide for just and equitable  contribution  in  circumstances  in which the  indemnification provided for in paragraph (a) of this Section 9 is due in  accordance  with its terms but is for any reason held by a court to be unavailable  from the Province on grounds of policy or otherwise,  the Province and the  Underwriters shall  contribute to the aggregate  losses,  claims,  damages and  liabilities  (including  legal or other expenses reasonably  incurred  in  connection  with  investigating  or  defending  same)  to  which  the  Province  and  the
Underwriters  may be  subject  in such  proportion  so that the  Underwriters  are  responsible  for  that  portion represented by the percentage  that the  underwriting  discount  specified in Schedule I hereto bears to the sum of such  discount  and the  purchase  price of the  Securities  specified  in  Schedule I hereto and the  Province  is responsible for the balance;  provided,  however,  that (a) in no case shall any Underwriter be responsible for any amount  in  excess  of the  underwriting  discount  applicable  to the  Securities  purchased  by such  Underwriter hereunder  and (b) no person  guilty of  fraudulent  misrepresentation  (within the meaning of Section 11(f) of the
Securities  Act)  shall be  entitled  to  contribution  from  any  person  who was not  guilty  of such  fraudulent misrepresentation.  For purposes of this Section 9, each person who controls an  Underwriter  within the meaning of the Securities Act shall have the same rights to  contribution  as the  Underwriters,  and each person who controls the Province  within the meaning of the  Securities Act and each official of the Province who shall have signed the
Registration  Statement  shall  have the same  rights  to  contribution  as the  Province.  Any party  entitled  to contribution  will,  promptly after receipt of notice of  commencement  of any action,  suit or proceeding  against such party in respect of which a claim for  contribution  may be made against  another  party or parties under this paragraph (e),  notify such party or parties from whom  contribution  may be sought,  but the omission to so notify such party or parties  shall not relieve the party or parties from whom  contribution  may be sought from any other obligation it or they may have hereunder or otherwise than under this paragraph (e).

10.      Default by an  Underwriter.  If any one or more  Underwriters  shall fail to  purchase  and pay for any of
         --------------------------
the Securities  agreed to be purchased by such  Underwriter or Underwriters  hereunder and such failure to purchase shall  constitute a default in the  performance of its or their  obligations  under this  Agreement,  the remaining
Underwriters  shall be obligated  severally to take up and pay for (in the respective  proportions which the amount of Securities  set forth  opposite  their names in Schedule II hereto bears to the  aggregate  amount of Securities set forth opposite the names of all the remaining  Underwriters)  the Securities  which the defaulting  Underwriter or Underwriters agreed but failed to purchase;  provided,  however,  that in the event that the aggregate amount of
Securities which the defaulting  Underwriter or Underwriters  agreed but failed to purchase shall exceed 10% of the aggregate  amount of Securities set forth in Schedule II hereto,  the remaining  Underwriters  shall have the right to  purchase  all,  but  shall  not be under  any  obligation  to  purchase  any,  of the  Securities,  and if such nondefaulting  Underwriters do not purchase all the Securities,  this Agreement will terminate without liability to any  nondefaulting  Underwriter or the Province.  In the event of a default by any Underwriter as set forth in this
Section 10, the Closing Date shall be postponed for such period,  not exceeding seven days, as the  Representatives shall determine in order that the required  changes in the  Registration  Statement and the Final  Prospectus or in
any other  documents  or  arrangements  may be effected.  Nothing  contained in this  Agreement  shall  relieve any defaulting  Underwriter of its liability,  if any, to the Province and any  nondefaulting  Underwriter  for damages occasioned by its default hereunder.

11.      Termination.  This  Agreement  shall  be  subject  to  termination  in  the  absolute  discretion  of  the
         -----------
Representatives  or the  Province,  by notice  given to the  Province or the  Representatives,  as the case may be, prior to delivery and payment for the  Securities,  if prior to that time,  there shall have occurred such a change in national or international  financial,  political or economic  conditions or currency  exchange rates or exchange controls  which,  in the  reasonable  judgment  of the  Representatives  or the  Province,  as the case may be,  is material and adverse and such changes,  singly or together with any other such change,  makes it, in the reasonable judgment of the  Representatives  or the Province,  as the case may be,  impracticable  to market the Securities on the terms and in the  manner  contemplated  in the Final  Prospectus.  Notwithstanding  any such  termination,  the provisions of Sections 9, 12, and 15 hereof shall remain in effect.

12.      Representations  and  Indemnities to Survive.  The  respective  agreements,  representations,  warranties,
         --------------------------------------------
indemnities  and other  statements  of the Province and of the  Underwriters  set forth in or made pursuant to this
Agreement  will  remain in full  force and  effect,  regardless  of any  investigation  made by or on behalf of the
Underwriters  or the Province or any of the officers,  directors or  controlling  persons  referred to in Section 9 hereof, and will survive delivery of and payment for the Securities.

13.      Notices.  All communications  hereunder will be in writing and effective only on receipt,  and, if sent to
         -------
the  Representatives  on behalf of the  Underwriters,  will be mailed,  delivered,  telecopied or  telegraphed  and confirmed to them care of Deutsche Bank AG London,  Winchester House, 1 Great Winchester Street,  London, EC2N 2DB,
England,  attention:  Syndicate Desk (Telecopier No. 44 20 7541 2761) or, if sent to the Province,  will be mailed, delivered,  telecopied or telegraphed and confirmed at Ontario Financing  Authority,  One Dundas Street West, Suite
1400,  Toronto,  Ontario,  M5G 1Z3,  attention:  Executive  Director,  Capital  Markets  Division  (Telecopier  No.
416-325-8111).

14.      Successors  and  Assigns.  This  Agreement  will enure to the  benefit of and be binding  upon the parties
         ------------------------
hereto and their  respective  successors and permitted  assigns and the officials and controlling  persons referred to in Section 9 hereof,  and no other person will have any right or obligation  hereunder.  Neither this  Agreement nor any interest or obligation in or under this  Agreement  may be assigned by the  Underwriters  without the prior written  consent of the Province or by the Province  without the prior written  consent of the  Representatives  on behalf of the Underwriters.

15.      Governing  Law.  This  Agreement  will be governed by and  construed  in  accordance  with the laws of the
         --------------
Province of Ontario and the laws of Canada applicable in Ontario.

16.      Counterparts.  This  Agreement  may be executed in one or more  counterparts  (including  counterparts  by
         ------------
facsimile)  and when a counterpart  has been  executed by each party hereto all such  counterparts  taken  together shall constitute one and the same agreement.

17.      Advertisements.  All  advertisements  of the issue of the  Securities or publication of such formal notice
         --------------
as may be  required by the rules of the Stock  Exchange in  connection  with the listing of the  securities  on the
Stock  Exchange  shall be published in a form or forms and manner to which the Province  consents in writing  prior to the date of  publication.  The  Province may withhold  its consent in its  discretion  regarding  the use of any symbol in any such advertisement and the publication in which such advertisement is to appear.

18.      Time of the Essence.  Time shall be of the essence in this Agreement.
         -------------------

19.      Representation  of  Underwriters.  In all dealings  hereunder,  the  Representatives  shall,  and have all
         --------------------------------
necessary  authority to, act on behalf of each of the  Underwriters,  and the Province shall be entitled to act and rely upon any statement,  request,  notice or agreement given by the Representatives,  jointly or individually,  on behalf of any of the Underwriters.

                  If the foregoing is in  accordance  with your  understanding  of our  agreement,  please sign and return to us the enclosed  duplicate  hereof,  whereupon this letter and your acceptance  shall represent a binding agreement among the Province and the Underwriters.

                                                              Very truly yours,
                                                              Province of Ontario

                                                              By:    /s/ Gadi Mayman
                                                                  ----------------------------------------------
                                                                  Name:       Gadi Mayman
                                                                  Title:      Executive Director
                                                                              Capital Markets Division Ontario
                                                                              Financing Authority

The foregoing Agreement is
hereby confirmed and accepted
as of the date first above written.

Deutsche Bank AG London

By:   /s/  Ian Wheeler
     -----------------------------------
     Authorized Signatory

By:   /s/ Ben Pitt
     -----------------------------------
     Authorized Signatory

For itself and on behalf of the several Underwriters.

                                                    SCHEDULE I
                                                    ----------

Underwriting Agreement dated as of May 7, 2003

         Underwriters:                               As listed on Schedule II

         Fiscal Agency Agreement:                    Fiscal Agency  Agreement  dated as of May 14, 2003 between the
                                                     Province of Ontario and The Bank of New York, as Fiscal Agent

Title, Purchase Price and Description of Securities

         Title:                                      4.125% Bonds due May 14, 2013

         Aggregate principal amount:                 EUR 750,000,000

         Denomination:                               EUR 1,000 and integral multiples thereof

         Price to public:                            99.638%   plus   accrued   interest   from  May  14,  2003  if
                                                     settlement occurs after that date

         Purchase price (include accrued
         interest or amortization, if any):          99.388%   plus   accrued   interest   from  May  14,  2003  if
                                                     settlement occurs after that date

         Underwriting discount:                      0.25%

         Maturity:                                   May 14, 2013

         Interest rate:                              4.125%

         Interest payment dates:                     Interest  will  be  payable  in  one  annual   installment  in
                                                     arrears  on May 14 of each  year,  commencing  May  14,  2004.
                                                     Whenever  it is  necessary  to  compute  any amount of accrued interest  in  respect of the  Securities  for a period of less than one full year,  such interest  shall be calculated on the basis of the  actual  number of days in the  period and a year of 365 or 366 days, as the case may be.

         Redemption provisions:                      The  Securities  will  not be  redeemable  prior  to  maturity unless specified events occur involving Canadian taxation

         Withholding Taxes:                          Principal  of and interest on the  Securities  will be payable without  withholding  or deduction  for  Canadian  withholding taxes to the extent described in the Final Prospectus

         Sinking fund provisions:                    None

         Other provisions:                           None

         Pre-Closing Date, Time and Location:        May 13, 2003 at the offices of Shearman & Sterling, Toronto

         Closing Date, Time and Location:            May 14, 2003 at 9:00 a.m.  Toronto  time,  upon  crediting the
                                                     Securities  through DTC to the  Underwriters  after receipt by the  Province  of the  payment  therefor,  at the  offices  of
                                                     Shearman & Sterling, Toronto

                                                    SCHEDULE II
                                                    -----------

                                                                          Principal Amount
                                                                          of Securities to
Underwriter                                                               be Purchased
-----------                                                               ------------

Deutsche Bank AG London                                                   EUR 326,250,000
Merrill Lynch International                                                   326,250,000
UBS Limited                                                                    30,000,000
BNP Paribas                                                                    15,000,000
Citigroup Global Markets Limited                                               15,000,000
Royal Bank of Canada Europe Limited                                            15,000,000
ABN AMRO Bank N.V.                                                              7,500,000
Barclays Bank PLC                                                               7,500,000
Societe Generale                                                                7,500,000
         Total                                                            EUR 750,000,000
                                                                          ===============

                                                                                Opinion of Legal Counsel

Ministry of the                Ministère du                              [GRAPHIC OMITTED]Ontario
Attorney General               Procureur général

Legal Services Branch          Direction des services juridiques
Ministry of Finance            Ministère des Finances

7 Queen's Park Cres. East      7 Queen's Park Cres. est
Frost Building South           Edifice Frost sud
5th Floor, Room 515            5e étage, bureau 515
Toronto ON M7A 1Y7             Toronto ON M7A 1Y7

Telephone: (416) 325-1456      Téléphone:   (416) 325-1456
Facsimile:   (416) 325-1460    Télécopieur: (416) 325-1460             May 14, 2003

The Honourable Janet Ecker
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:          Province of Ontario Issue of EUR750,000,000
                  4.125% Bonds due May 14, 2013

         I am counsel to the Province of Ontario (the "Province") in connection with the issue of
4.125% Bonds due May 14, 2013 of the Province in the aggregate principal amount of
EUR750,000,000 (the "Bonds") and the sale of the Bonds by the Province pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of May 7, 2003 between the
Province and the Underwriters named therein.

         This opinion is being delivered pursuant to paragraph 7(b) of the Underwriting Agreement.
Terms used but not defined herein shall have the meanings ascribed thereto in the Underwriting
Agreement.

         I have examined originals or copies, certified or otherwise identified to my satisfaction, of the following:

         (a)      the Underwriting Agreement;

         (b)      a fiscal agency agreement dated as of May 14, 2003 (the "Fiscal Agency Agreement")
                  between the Province and The Bank of New York, including the form of global bond appended thereto;

         (c)      an exchange rate agency agreement dated as of May 14, 2003 (the "Exchange Rate
                  Agency Agreement") between the Province and The Bank of New York;

         (d)      the supplemented form of prospectus of the Province, including the Basic Prospectus as so supplemented and the documents incorporated by reference therein, dated May

                                                       - 2 -

                  7, 2003, relating to the offering and sale of the Bonds (the "Final Prospectus");

         (e)      the Financial Administration Act (Ontario);

         (f)      the Capital Investment Plan Act, 1993 (Ontario);

         (g)      the Interpretation Act (Ontario);

         (h)      the Proceedings Against the Crown Act (Ontario);

         (i)      the Currency Act (Canada);

         (j)      a certified copy of the Order of the Lieutenant Governor in Council of the Province
                  of Ontario numbered O.C. 599/2003 dated March 5, 2003 made pursuant to the
                  Financial Administration Act (Ontario), (the "Order in Council") authorizing the issue and sale of the Bonds;

         (k)      a certificate of the Province dated May 14, 2003 as to the incumbency of certain representatives of the Province;

         (l)      a certificate of the Province dated May 14, 2003 relating to the borrowing authority remaining under the Order in Council;

         (m)      a certificate of the Province dated May 14, 2003 related to the approval required under section 28 of the Financial Administration Act (Ontario);

         (n)      a written order of the Province to the Registrar relating to the authentication and delivery of the Global Bonds; and

         (o)      the Global Bonds dated May 14, 2003, executed by and sealed on behalf of the
                  Province.

         I have also examined such certificates of public officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

         For the purposes of this opinion, I have assumed, with regard to all documents examined by me, the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to authentic original documents of all documents submitted to me as certified, conformed, telecopies or photostatic copies.  I have also assumed, for the purposes of the opinions expressed in paragraphs 1, 2 and 3 below, the due execution and delivery of all agreements by the parties thereto other than the Province.

         This opinion is based upon legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that, insofar as any obligation is to be performed in any jurisdiction outside Ontario, its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction.

                                                       - 3 -

         I have also assumed that, for the purposes of the opinions expressed in paragraphs 1 and
7 below, the Underwriters, and each of their affiliates that participate in the initial distribution of the
Bonds in Ontario, will at all times comply with the selling restrictions specified in Section 6(e) of the Underwriting Agreement as they relate to Ontario and have relied on the undertaking of the
Underwriters in this regard.

         The opinions given in paragraphs 1, 2, 3, 4, 6 and 9 below are subject to the following limitations and qualifications:

         (A)      the enforceability of Underwriting Agreement may be limited by general equitable principles;

         (B)      the availability of equitable remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

         (C)      pursuant to the Currency Act (Canada) a judgment by a court of the Province of
                  Ontario must be awarded in Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment;

         (D)      a court of the Province of Ontario may refuse to enforce any right of indemnity or contribution under the Underwriting Agreement to the extent such is found to be contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable in Ontario; and

         (E)      a court of the Province of Ontario may not against Her Majesty the Queen in right of
                  Ontario:

                  (i)     grant an injunction or make an order for specific performance,

                  (ii)    make an order for recovery or delivery of real or personal property, or

                  (iii)   issue execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

                  Subject to the foregoing, I am of the opinion that:

         (1)      The Underwriting Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province and the Order in Council, and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

         (2)      The Fiscal Agency Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province and the Order in Council and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

         (3)      The Exchange Rate Agency Agreement has been duly authorized, executed and

                                                       - 4 -

                  delivered by the Province in accordance with the laws of the Province and the Order in Council and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

         (4)      The Bonds have been duly authorized and the Global Bonds have been duly executed by and sealed on behalf of the Province in accordance with the laws of the Province and the Order in Council and, when the Global Bonds are authenticated in accordance with the provisions of the Fiscal Agency Agreement and delivered and paid for by the Underwriters pursuant to the Underwriting Agreement, they will constitute legal, valid and binding obligations of the Province, enforceable in accordance with their terms.

         (5)      The statements in the Final Prospectus under the headings "Description of Debt
                  Securities and Warrants-Canadian Income Tax Considerations" and "Taxation-
                  Canadian Taxation" are accurate in all material respects, subject to the qualifications therein stated.

         (6)      The payment of principal of and interest on the Bonds will be a charge on and payable out of the Consolidated Revenue Fund of the Province of Ontario (as defined in the Financial Administration Act (Ontario)).

         (7)      No authorization, consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Ontario or of
                  Canada is required in connection with the execution, delivery and performance by the
                  Province of the Underwriting Agreement, the Fiscal Agency Agreement or the
                  Exchange Rate Agency Agreement or the sale of the Bonds by the Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus,
                  except for the Order in Council and the approval under section 28 of the Financial
                  Administration Act (Ontario), which have been obtained.

         (8)      No stamp or other similar duty or levy is payable under the laws of the Province of
                  Ontario or the laws of Canada applicable in the Province in connection with the execution, delivery and performance by the Province of the Underwriting Agreement, the Fiscal Agency Agreement or the Exchange Rate Agency Agreement or in
                  connection with the issue and sale of the Bonds by the Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus.

         (9)      Her Majesty the Queen in right of Ontario may be sued in the courts of the Province of Ontario with regard to any claims arising out of or relating to the obligations of the
                  Province under the Bonds.  No law in the Province of Ontario requires the consent of any public official or authority for suit to be brought or judgment to be obtained against Her Majesty the Queen in right of Ontario arising out of or relating to the obligations of the Province under the Bonds, though in certain circumstances prior notice and particulars of a claim must be given to Her Majesty the Queen in right of
                  Ontario.  An amount payable by Her Majesty the Queen in right of Ontario under an order of a court of the Province of Ontario that is final and not subject to appeal is

                                                       - 5 -

                  payable out of the Consolidated Revenue Fund of the Province of Ontario pursuant to the Proceedings Against the Crown Act (Ontario).

         By reason of the matters aforesaid, I hereby advise that each of the said Bonds of the
Province is not inconsistent with any overriding law in force in the Province and that there is no requirement of the law applicable in the Province which has not been met or fulfilled.

         This opinion may be delivered to the Underwriters who may rely thereon in connection with the transactions contemplated under the Underwriting Agreement to the same extent as if such opinion were addressed to them.  In this regard, I wish to call to the attention of the Underwriters that, pursuant to section 43 of the Financial Administration Act (Ontario), where, in the opinion of the Minister of Finance of Ontario, a person is indebted to the Crown in right of Ontario or in right of Canada or any agency of the Crown in any specific sum of money, the Minister has the discretion to retain by way of deduction or set-off, out of money that is due and payable by the Province to that person, such sum as the Minister considers fit in the circumstances to be applied against such indebtedness of that person.

         I consent to the inclusion of this opinion in a Form 18-K/A amendment to the Province's annual report on Form 18-K for the year ended March 31, 2002, which annual report is incorporated by reference into Registration Statement No.333-84746 filed with the Securities and Exchange
Commission of the United States of America.

                                                                     Yours truly,

                                                                        /s/ Kristina Knopp
                                                                     ------------------------------
                                                                     Kristina Knopp
                                                                     Legal Counsel
                                                                     Legal Services Branch
                                                                     Ministry of Finance

                                                                                Schedule of Expenses

                         V. SCHEDULE OF EXPENSES

     It is estimated  that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee.......................U.S.  $   14,562.00

Printing and Engraving expenses....................................$   15,000.00

Fiscal Agent, Paying Agent and
DTC Custodian fees and expenses....................................$   25,000.00

Legal fees and expenses............................................$   25,000.00

Rating Agency fees and expenses....................................$   23,073.37

Listing Agent fees and expenses....................................$   15,000.00

Depository fees and expenses................................................0.00

Underwriters' expense reimbursement.........................................0.00

T0TAL                                                         U.S.  $ 117,635.37
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